As filed with the Commission on November 9, 2000      File No. 333-
                                                                     -------

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   -----------

                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933

                            DIGITAL POWER CORPORATION
                 (Name of small business issuer in its charter)

          California                      3679                   94-1721931
          ----------                      ----                   ----------
(State of other jurisdiction       (Primarily Standard        (I.R.S. Employer
of incorporation or organization)  Industrial                Identification No.)
                                   Classification Code)

                              41920 Christy Street
                         Fremont, California 94538-3158
                                 (510) 657-2635
          (Address and telephone number of principal executive offices)

                              41920 Christy Street
                         Fremont, California 94538-3158
                                 (510) 657-2635
(Address of principal place of business or intended principal place of business)

                    Robert O. Smith, Chief Executive Officer
                            Digital Power Corporation
                              41920 Christy Street
                         Fremont, California 94538-3158
                                 (510) 657-2635
            (Name, address and telephone number of agent for service)

                                   Copies to:

                               Daniel B. Eng, Esq.
                           Bartel Eng Linn & Schroder
                          300 Capitol Mall, Suite 1100
                          Sacramento, California 95814
                            Telephone: (916) 442-0400

Approximate date of proposed sale to the public: As soon as practicable after the Registration Statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following blocks and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

     Pursuant to Rule 429, this registration statement relates to 150,000 shares of common stock previously registered pursuant to Form SB-2 (Commission File No. 333-14199) declared effective on December 16, 1996.

                         CALCULATION OF REGISTRATION FEE

===============================================================================================
                                                   Proposed       Proposed
                                                   maximum         maximum
     Title of each class of      Amount to be   offering price    aggregate      Amount of
  securities to be registered     registered      per share    offering price registration fee
-----------------------------------------------------------------------------------------------
Common Stock underlying            150,000                                           (1)
Underwriters' warrants
Common Stock owned by
Selling Stockholder                  5,000        $3.56 (2)       $ 17,800           $ 5
Common Stock underlying
Warrants                            75,000        $3.56 (2)       $267,000           $70
===============================================================================================
Total                              230,000                        $284,800           $75
===============================================================================================

(1) Represents 150,000 shares of common stock which have been registered on Form SB-2 (Commission File No. 333-14199) declared effective on
        December 16, 1996. The registrant has previously paid a fee of $2,597.54.

(2) Calculated in accordance with Rule 457(c) of the Securities Act of 1933, as amended ("Securities Act"). Estimated for the sole purpose of calculating the registration fee and based upon the average of the high and low price per common share of the Company on November 3, 2000, as reported on the American Stock Exchange (AMEX) using a filing fee based on $264 per $1,000,000.


The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

PROSPECTUS                                             Subject to Completion
                                                         November 9, 2000


                            DIGITAL POWER CORPORATION


                                  Common Stock
                                ----------------


     Certain stockholders of Digital Power Corporation ("Digital Power" or "we") are offering up to 225,000 shares of our common stock, including 220,000 shares of common stock that they will acquire upon the exercise of warrants. Warrants to purchase 150,000 shares of common stock were issued to the selling stockholders in connection with our initial public offering in December 1996, and warrants to purchase 75,000 shares of common stock were issued for financial consulting services. For more complete information, please refer to the sections entitled "The Offering" and "Selling Stockholders."

     We will not receive any proceeds from the resale of shares of common stock by the selling stockholders. However, we will receive proceeds upon the exercise of any warrants by the selling stockholder. Expenses of this offering will be paid by us.

     Our common stock is listed and traded on the American Stock Exchange ("AMEX") under the symbol DPW. On October , 2000, the average of the high and low quotation for one share of common stock was $_____, as reported on the AMEX. The warrants are not quoted or traded on any exchange or quotation system.

     Investing in our common stock involves a high degree of risk. You should invest in the common stock only if you can afford to lose your entire investment. See "Risk Factors" beginning on page 5 of this prospectus.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                        --------------------------------


                The date of this prospectus is November __, 2000.

     Please read this prospectus carefully. You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. You should not assume that the information provided by the prospectus is accurate as of any date other than the date on the front of this prospectus.

                                TABLE OF CONTENTS


FORWARD-LOOKING STATEMENTS. . . . . . . . . . . . . . . . . . . . . . .  2
PROSPECTUS SUMMARY. . . . . . . . . . . . . . . . . . . . . . . . . . .  3
RISK FACTORS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  5
USE OF PROCEEDS . . . . . . . . . . . . . . . . . . . . . . . . . . . .  7
DIVIDEND POLICY . . . . . . . . . . . . . . . . . . . . . . . . . . . .  7
PRICE RANGE OF COMMON STOCK . . . . . . . . . . . . . . . . . . . . . .  7
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS . . . . . . . . . . . . .  8
DESCRIPTION OF BUSINESS . . . . . . . . . . . . . . . . . . . . . . . . 12
DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS. . . . . . 24
EXECUTIVE COMPENSATION. . . . . . . . . . . . . . . . . . . . . . . . . 25
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS. . . . . . . . . . . . . 28
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT. . . . . 28
SELLING STOCKHOLDER . . . . . . . . . . . . . . . . . . . . . . . . . . 29
PLAN OF DISTRIBUTION. . . . . . . . . . . . . . . . . . . . . . . . . . 30
DESCRIPTION OF SECURITIES . . . . . . . . . . . . . . . . . . . . . . . 31
EXPERTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 32
WHERE YOU CAN FIND MORE INFORMATION . . . . . . . . . . . . . . . . . . 33
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS. . . . . . . . . . . . . . . F-1

                           FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks in the section entitled "Risk Factors," that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

     Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

     As used in this prospectus, the terms "we," "us," "our," and "Digital Power" mean Digital Power Corporation and its subsidiaries, unless otherwise indicated.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and consolidated financial statements and notes thereto appearing elsewhere in this prospectus. This summary is not complete and does not contain all of the information you should consider before investing in the common stock. You should read the entire prospectus carefully, including the "Risk Factors" section.

Digital Power

     We design, develop, manufacture, and sell power supplies to original equipment manufacturers (OEMs) of computers and other electronic equipment. Power supplies are critical components of electronic equipment that supply, convert, distribute, and regulate electrical power of the various subsystems within electronic equipment. Electronic components and subsystems require protection from harmful surges and drops in electrical power that commonly occur over power lines. Power supplies achieve such protection by converting alternating current (AC) electricity into direct current (DC) by dividing a single input voltage into distinct and isolated output voltages, and by regulating and maintaining such output voltages within a narrow range of values.

     In addition, through our operations in the United Kingdom, we design, manufacture and sell uninterruptible power supplies, power conversion and distribution equipment for naval and military applications and DC/AC inverters primarily for the telecommunications industry in Europe under the label Gresham Power Electronics. Our United Kingdom operations also allows us to market our power supplies designed in the United States to customers located in Europe.

     Our   objective   is  to  be  the   supplier  of  choice  to  OEMs  in  the
telecommunications, networking and switching industries. Our strategy for achieving this objective includes:

     o focusing on designing power supplies with high power density or high power-to-volume ratio;

     o designing base model products that can be quickly and inexpensively modified and adapted to the specific power supply need of any OEM; and

     o offering "value-added services" which incorporate an OEM's electronic components, enclosures and cable assemblies into our power supply products to produce a power assembly tailored for a specific need.

     Our principal offices are located at 41920 Christy Street, Fremont, California 94538-3158 and our telephone number is 510/657-2635.

Risk Factors

     For a discussion of considerations relevant to an investment in the common stock, see the section entitled "RISK FACTORS" beginning on page 5.

The Offering

     The selling stockholders listed in the prospectus may resell some, all, or none of their common stock. The selling stockholders will obtain their common stock through the exercise of warrants issued in connection with our initial public offering in December 1996 and warrants issued for consulting services. Although we will receive proceeds upon the exercise of warrants, we will not receive any proceeds from the sale of common stock by the selling stockholders.

Summary Consolidated Financial Data

     This summary of consolidated financial data has been derived from our annual and interim consolidated financial statements included elsewhere in this prospectus. You should read this information in conjunction with those financial statements, and notes thereto, along with the section entitled "Management's Discussion and Analysis of Financial Condition."

                                                                             Six months
                                             Year Ended December 31,       ended June 30,
                                             -----------------------       --------------
                                                 1998         1999        1999         2000
                                                 ----         ----        ----         ----
Consolidated Statement of Operations Data:                             (Unaudited)  (Unaudited)

Revenue                                     $18,733,470   $15,354,018  $ 7,549,411  $ 8,525,708

Income (Loss) from operations                  (576,570)      320,665       41,405      282,086

Net Income (Loss)                              (570,588)       27,191      (95,035)     107,373

Net Income (Loss) per Share
   Basic                                    $     (0.21)  $      0.01  $     (0.03) $      0.04

   Diluted                                  $     (0.21)  $      0.01  $     (0.03) $      0.03

Consolidated Balance Sheet Data:

Working Capital                             $ 5,001,316   $ 5,367,917  $ 4,919,002  $ 5,476,763

Total Assets                                 12,990,819    11,160,833   12,022,113   11,483,539

Long-term debt                                   69,443             -       40,986            -

Total Liabilities                             5,472,048     3,508,626    4,722,053    3,884,214

Shareholders' Equity                        $ 7,518,771   $ 7,652,207  $ 7,300,060  $ 7,599,326


                                  RISK FACTORS

     In addition to the other information presented in this prospectus, the following risk factors should be considered carefully in evaluating us and our business before purchasing the common stock offered hereby. This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those Risk Factors discussed below and elsewhere in this prospectus.

We are dependent on a limited number of customers

     Traditionally, we have relied on a limited number of customers for growth in sales. For the year ended December 31, 1999, one OEM customer accounted for 11.0% of our total revenue. We cannot assure you that we will be able to retain current customers and, the loss of any major OEM customer may have an adverse effect on our revenues.

We have entered into a $3 million credit facility which is secured by all our assets

     We have a $3,000,000 line of credit pursuant to a promissory note agreement. This promissory note is secured by all of our assets. In the event we default under the promissory note, the bank may have the right to attach all of our assets which would adversely affect our operations.

We are dependant on computer and other electronic equipment industries

     Substantially all of our existing customers are in the computer and other electronic equipment industries and manufacture products which are subject to rapid technological change, obsolescence, and large fluctuations in demand.
These industries are further characterized by intense competition. The OEMs serving these markets are pressured for increased product performance and lower product prices. OEMs, in turn, make similar demands on their suppliers, such as us, for increased product performance and lower prices. The computer industry is inherently volatile. Recently, certain segments of the computer and other electronic industries have experienced a softening in product demand. Such lower demand may affect our customers, in which case the demand for our products may decline, our growth could be adversely affected.

We are dependent on the performance of our facility in Guadalajara, Mexico and manufacturer in China; Foreign currency risks

     Substantially all of our products sold by Digital Power in the United States are produced at our facility located in Guadalajara, Mexico. We also have a "turnkey" manufacturing contract with a manufacturer located in China to produce our products in an attempt to reduce our dependence on our Mexican facility. For the six months ended June 30, 2000, and year ended December 31, 1999, the purchase of products from our manufacturer located in China accounts for approximately 20% of our revenues.

We are dependant upon key personnel

     Our performance is substantially dependent on the performance of its executive officers and key personnel, and on its ability to retain and motivate such personnel. The loss of any of our key personnel, particularly Robert O.

Smith, Chief Executive Officer, could have a material adverse effect on the our business, financial condition and operating results. We have "key person" life insurance policies on Mr. Smith in the aggregate amount of $2 million.

We are dependant on suppliers

     We rely on, and will continue to rely on, outside parties to manufacture parts, components and equipment. We cannot assure you that these suppliers will be able to meet our needs in a satisfactory and timely manner or that we will be able to obtain additional suppliers when and if necessary. A significant price increase, a quality control problem, an interruption in supply or other difficulties with third party manufacturers could have a material and adverse effect on our ability to successfully provide our proposed services. Further, the failure of third parties to deliver the products, components, necessary parts or equipment on schedule, or the failure of third parties to perform at expected levels, could dely our delivery of power supply products. Recently, we have experience lengthening lead time and allocations of certain components, including tantalum capacitors and cores, and other surface mount technology parts.

Our products are not patentable

     Our products are not subject to any U.S. or foreign patents. We believe that because our products are continually updated and revised, obtaining patents would be costly and not beneficial. Therefore, we cannot guarantee that other competitors or former employees will make use of and develop proprietary information on which we rely.

Our common stock price is volatile

     Our common stock is listed on the American Stock Exchange and is thinly traded. In the past, our trading price has fluctuated widely, depending on many factors that may have little to do with our operations or business prospects.

The exercise of outstanding options may adversely affect our stock price and your percentage of ownership

     As of September 30, 2000, options to purchase 931,605 shares of common stock, with a weighted average exercise price of $2.09 exercisable at prices ranging from $0.50 to $6.25 per share were outstanding. The exercise of these options may have an adverse effect on the price of our common stock price and will dilute existing shareholder percentage ownership in us.

                                 USE OF PROCEEDS

     We will not receive any proceeds from the resale of shares of common stock by the selling stockholder. We will receive proceeds upon the exercise of any warrants held by Werbel-Roth Securities, Donner Corp. International and C.C.R.I. Corporation We intend to use the proceeds from the exercise of warrants for working capital and other general corporate purposes.

                                 DIVIDEND POLICY

     We have not declared or paid any cash dividends since our inception. We currently intend to retain any additional future earnings, for use in the operation and expansion of our business. We do not intend to pay any cash dividends on our common stock in the foreseeable future. The declaration of dividends in the future will be at the discretion of the Board of directors and will depend upon the earnings, capital requirements and our financial position.

                           PRICE RANGE OF COMMON STOCK

     The following table sets forth the high and low bids quoted for our common stock during each quarter for the past two fiscal years and for the nine months ended September 30, 2000, as quoted on the American Stock Exchange.

                                                    Common Stock
Quarter Ended                                High                  Low
-------------                                ----                  ---
September 30, 2000                           14.94                 2.25
June 30, 2000                                 3.63                 2.00
March 31, 2000                                4.81                 1.69


December 31, 1999                             1.94                 1.25
September 30, 1999                            2.06                 1.50
June 30, 1999                                 2.06                 1.38
March 31, 1999                                2.38                 1.31

December 31, 1998                             2.94                 1.38
September 30, 1998                            5.44                 1.63
June 30, 1998                                 6.69                 4.25
March 31, 1998                                7.00                 5.75


     These quotations reflect inter-dealer prices, without retail markup, mark-down or commission, and may not represent actual transactions.

     As of September 30, 2000, we had 3,255,570 shares of common stock outstanding and approximately 185 shareholders of record. The number of shareholders does not include those who hold our securities in street name.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

     We are engaged in the business of designing, developing, manufacturing, and marketing electronic power supplies for use in electronic circuitry. Revenues are generated from the sale of our power supplies to distributors, OEMs in the computer and other electronic equipment industries, and the defense industry in the United Kingdom.

Results of Operations

     The table below sets forth certain statements of operations data as a percentage of revenues for the years ended December 31, 1998 and 1999, and six months ended June 30, 1999 and 2000.


                               Years Ended December 31             Years Ended June 30
                               -----------------------             -------------------
                                 1998            1999             1999             2000
                                 ----            ----             ----             ----
Revenues                         100.00%         100.00%          100.00%          100.00%
Cost of goods sold                78.89           73.45            76.34            70.56
                                 ------          ------           ------           ------
Gross margin                      21.11           26.55            23.66            29.44
Selling, general and              16.73           18.26            17.40            19.67
administrative
Research and development           7.46            6.20             5.71             6.45
                                 ------          ------           ------           ------
Total operating expense           24.19           24.46            23.11            26.12
                                 ------          ------           ------           ------
Operating income (loss)           (3.08)           2.09             0.55             3.32
Net interest expense               1.14            1.07             1.21             0.48
Translation loss                    .20             .04             0.08             0.05
                                 ------          ------           ------           ------
Income (Loss) before              (4.42)            .98            (0.74)            2.79
income taxes
Provision (Benefit) for           (1.37)            .80             0.52             1.52
                                 ------          ------           ------           ------
income taxes
Net Income (Loss)                 (3.05)%           .18%           (1.26)%           1.27%
                                 ======          ======           ======           ======

     The following discussion and analysis should be read in connection with the our consolidated financial statements and the notes thereto and other financial information included elsewhere in this report.

Six Months Ended June 30, 2000, Compared to June 30, 1999

Revenues

     For the six months ended June 30, 2000, revenues increased by 12.9% to $8,525,708 from $7,549,411 for the six months ended June 30, 1999. The increase in revenues during the six months ended June 30, 2000, can be attributed primarily to significant increases in units shipped to five large United States OEM customers. For the six months ended June 30, 2000, Digital Power Ltd. contributed $2,743,132 to our revenues compared to $3,106,478 for the six months ended June 30, 1999.

Gross Margins

     Gross margins were 29.4% for the six months ended June 30, 2000, compared to 23.7% for the six months ended June 30, 1999. The increase in gross margins can primarily be attributed to increased OEM business and manufacturing in China, as noted above.

Selling, General and Administrative

     Selling, general and administrative expenses were 19.7% of revenues for the six months ended June 30, 2000, compared to 17.4% for the six months ended June 30, 1999. Increased selling, general and administrative expenses can be attributed primarily to an increased marketing staff, increased commissions paid and increased investor relations expenses.

Engineering and Product Development

     Engineering and product development expenses were 6.5% of revenues for the six months ended June 30, 2000, compared to 5.7% for the six months ended June 30, 1999. The increases in engineering and product development expenses reflect our continuing commitment to new product development.

Interest Expense

     Interest expense, net of interest income, was $41,324 for the six months ended June 30, 2000, compared to $91,380 for the six months ended June 30, 1999. The decrease in interest expense is primarily due to reduced borrowing on our line of credit, which was reduced from $1,465,000 at the end of June 1999, to $940,000 at the end of June 2000, and replacement of Digital Power Ltd. receivables financing with a bank line of credit with a more favorable interest rate.

Income (loss) Before Income Taxes

     For the six months ended June 30, 2000, we had income before income taxes of $237,373 compared to a loss of $56,235 for the six months ended June 30, 1999.

Income Tax

     The provision for income tax increased from $38,800 for the six months ended June 30, 1999, to $130,000 for the six months ended June 30, 2000.

Net Income (Loss)

     Net income for the six months ended June 30, 2000, was $107,373, compared to a net loss of $95,035 for the six months ended June 30, 1999. The increase in net income for the six month period is due to increased revenues for the six month period, primarily related to our United States operations.
Year Ended December 31, 1999, Compared to Year Ended December 31, 1998

Revenues

     Revenues for the fiscal year ended December 31, 1999, were $15,354,018, which represented a decrease of $3,379,452, or approximately 18%, from revenues of $18,733,470 for the year ended December 31, 1998. This decrease in total revenues includes an 8% decrease in revenues of $532,424 from Digital Power Ltd. with revenues of $7,002,041 and $6,469,617 for the fiscal years ended December 31, 1998 and 1999, respectively. The decrease in revenues was due primarily to a reduction in sales and marketing efforts and a re-allocation of these resources to new product development initiatives in the U.S.

Gross Margin

     Gross margins were 26.55% for the year ended December 31, 1999, compared to 21.11% for the fiscal year ended December 31, 1998. This increase in gross margins can be primarily attributed to aggressive cost containment measures initiated by us including headcount reductions in the U.S. and Mexico, and a 10% salary and wage reduction which affected all of our U.S. employees.

Selling, General and Administrative

     Total selling, general and administrative expenses decreased by $330,628 to $2,803,493 for the year ended December 31, 1999, from $3,134,121 for the fiscal year ended December 31, 1998, primarily due to reduced U.S. payroll related expenses and sales with a commission. Digital Power Ltd. selling, general and administrative expenses increased $349,015 from $1,289,006 in 1998 to $1,638,021 for the fiscal year ended December 31, 1999, primarily due to the hiring of a full time sales manager responsible for the sales and distribution of Digital Power designs and products in the U.K. and Europe, with related increased travel, trade show expense and advertising.

Research and Development

     Research and development expenses were $952,690 for the year ended December 31, 1999, as compared to $1,397,816 for the year ended December 31, 1998. Of the $445,126 decrease, $2,390 is attributed to Digital Power Ltd. The other additional decrease can be primarily attributed to the 1998 settlement of litigation involving KDK Electronics, with no comparable expense in 1999.

Interest Expense

     Net interest expense was $147,408 for the year ended December 31, 1999, compared to $220,894 for the year ended December 31, 1998. This decrease in interest expense is primarily due to reduced borrowing on our line of credit which was reduced from $1,590,000 at the end of 1998, to $940,000 at the end of 1999, paid by cash savings from the 1996 IPO.

Translation Loss

     The primary currency of the our subsidiary, Poder Digital, is the Mexican peso and for Digital Power Ltd., the United Kingdom pound. During 1999, we experienced a translation loss of $6,236 primarily related to Poder Digital's operations using Mexican pesos, compared with a translation loss of $37,771 in 1998.

Income (Loss) Before Income Taxes

     Our income before income taxes increased $978,779 to a $150,191 income before income taxes during 1999 from a loss before income taxes of $(828,588) during 1998. Digital Power Ltd. contributed $314,003 income before income taxes in 1999, and $237,603 income before income taxes in 1998. This increase was due primarily to the improvement in gross margins which resulted from the cost containment initiatives, as discussed in the gross margin section.

Income Tax

     For the year ended December 31, 1999, we had an income tax expense of $123,000 compared to a tax benefit of $258,000 due to its 1998 net loss for the year ended December 31, 1998.

Net Income (Loss)

     Our net income increased $597,779 to a net income of $27,191 in 1999 from a net loss of $(570,588) in 1998.

     We do not believe that our business is seasonal. In the event inflation increases, this may have a negative effect on our sales or gross margin since we may be required to increase the cost of our products.

Liquidity And Capital Resources

     On June 30, 2000, we had cash of $605,853 and working capital of $5,476,763. This compares with cash of $1,090,292 and working capital of $4,919,002 at June 30, 1999. The increase in working capital was due to an increase in accounts receivable, inventory, and prepaid expenses, and decrease of notes payable and accounts payables, offset by a decrease in other receivables and increase in accrued liabilities and income taxes payable, resulting in a decrease in cash and cash equivalents. Cash provided by operating activities totaled $69,531 and $1,178,705 for the six months ended June 30, 2000 and 1999.
     Cash used in investing activities was $106,127 for the six months ended June 30, 2000, compared to $37,234 for the six months ended June 30, 1999. Net cash provided by (used in) financing activities was $61,621 for the six months ended June 30, 2000, compared to ($742,848).

     Through June 30, 2000, we funded our operations primarily through revenues generated from operations, and bank borrowing. As of December 31, 1999, we had cash and cash equivalents of $824,708 and working capital of $5,367,917. This compares with cash and cash equivalents of $867,607 and working capital of $5,001,316 at December 31, 1998. The increase in working capital for the year ended December 31, 1999, is primarily due to our income and reduction of debt. Cash provided by our operating activities totaled $1,728,208 and $10,066 for the year ended December 31, 1999 and 1998, respectively. Cash used in investing activities of $161,896 during 1999 consisted primarily of expenditures for the purchase of production and testing equipment. During 1998, cash used in investing activities amounted to $3,500,586 primarily for the purchase of the assets of Digital Power Ltd. For the year ended December 31, 1999, cash used in financing activities included payments of $1,524,302 on borrowing. During the year ended December 31, 1998, cash provided by financing activities included proceeds from borrowing of $2,366,846 and proceeds of $95,350 from the exercise of warrants and stock options, offset by payments of $307,814 on borrowing.

     We were a guarantor of a $500,000 term loan granted to our employee stock ownership plan ("ESOP"). The balance outstanding of $184,919 related to this term loan is included in the total amount of our bank borrowing as of December 31, 1998. The loan was paid during 1999, and bore interest at 8.5% per annum. Proceeds from the loan were used to acquire Digital Power's common stock by the ESOP. Principal and interest on the loan was paid by the ESOP through contributions made by Digital Power to the ESOP in the amount of approximately $8,852 per month. This amount has been a monthly charge to expense.

Impact of Recently Issued Standards

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities," (FASB133). FASB133 requires that an entity recognize all derivatives as assets or liabilities in the statement of financial position and measure those instruments at fair value. This statement was amended by Statement of Financial Accounting Standards No. 137, issued in June 1999, such that it is effective for our financial statements for the year ending December 31, 2001. We do not believe the adoption of FASB133 will have a material impact on assets, liabilities or equity. We have not yet determined the impact of FASB133 on the income statement or the impact on comprehensive income.

     In December 1999, the Securities and Exchange Commission (SEC) released Staff Accounting Bulletin 101 (SAB 101) "Revenue Recognition in Financial Statements". SAB 101 establishes guidelines in applying generally accepted accounting principles to the recognition of revenue in financial statements based on the following four criteria: persuasive evidence that an arrangement exists, delivery has occurred or services have been rendered, the seller's price to the buyer is fixed or determinable, and collectibility is reasonably assured. SAB 101, as amended by SAB 101A and SAB 101B, is effective no later than the fourth fiscal quarter of the fiscal years beginning after December 15, 1999, except that registrants with fiscal years that begin between December 16, 1999 and March 15, 2000, may report any resulting change in accounting principle no later than their second fiscal quarter of the fiscal year beginning after December 15, 1999. The Company does not believe that the adoption of SAB 101 will have a material effect on its financial position or result of operations.

                             DESCRIPTION OF BUSINESS

General

     We are a California corporation originally formed in 1969. Our corporate office is located in Fremont, California. We have a manufacturing facility in Guadalajara, Mexico and a design, manufacturing, and sales facility in Salisbury, England. We design, develop, manufacture, and sell 50 watt to 750 watt switching power supplies and DC/DC converters to OEMs of computers and other electronic equipment. Through our subsidiary Digital Power Limited, we also design, manufacture and sell uninterruptible power supplies, power conversion and distribution equipment for naval and military applications and DC/AC inverters primarily for the telecommunications industry in Europe under the label Gresham Power Electronics. Power supplies are critical components of electronic equipment that supply, convert, distribute, and regulate electrical power. The various subsystems within electronic equipment require a steady supply of direct current (DC) electrical power, usually at different voltage levels from the other subsystems within the equipment. In addition, the electronic components and subsystems require protection from the harmful surges and drops in electrical power that commonly occur over power lines.

     Power supplies satisfy these issues of allocation and protection by (i) converting alternating current (AC) electricity into DC; (ii) by dividing a single input voltage into distinct and isolated output voltages; and (iii) by regulating and maintaining such output voltages within a narrow range of values.

     Products which convert AC from a primary power source into DC are generally referred to as "power supplies." Products which convert one level of DC voltage into a higher or lower level of DC voltage are generally referred to as "DC/DC converters." "Switching" power supplies are distinguished from "linear" power supplies by the manner and efficiency with which the power supply "steps down" voltage levels. A linear power supply converts an unregulated DC voltage to a lower regulated voltage by "throwing away" the difference between the two voltages as heat. Consequently, the linear power supply is inherently inefficient-typically only 45% efficient for a 5V output regulator. By contrast, a switching power supply converts an unregulated DC voltage to a lower regulated voltage by storing the difference in a magnetic field. When the magnetic field grows to a pre-determined level, the unregulated DC is switched off and the output power is provided by the energy stored in the magnetic field. When the field is sufficiently depleted, the unregulated DC is switched on again to deliver power to the output while the excess voltage is again stored in the magnetic field. As a result, the switching power supply is more efficient-typically 75% efficient for a 5V output regulator.

     One of the great advantages of switching power supplies, in addition to the high efficiency, is their high power density, or power-to-volume ratio. This density is the result of the reduction in the size of the various components. Our switching power supply products have a high power density and are generally smaller than those of competitors. For example, to the best of our knowledge our US100 series of power supplies, on a 3"x 5" printed circuit board, is the smallest 100 watt off-line (AC input) power supply available in the industry.

     Another advantage of our power supply products is the extreme flexibility of design. We have designed the base model power supply products so that they can be quickly and inexpensively modified and adapted to the specific power supply needs of any OEM. This "flexibility" approach has allowed us to provide samples of modified power supplies to OEM customers in only a few days after initial consultation, an important capability given the emphasis placed by OEMs on "time to market." This "flexibility" approach also results in very low non-recurring engineering (NRE) expenses. Because of reduced NRE expenses, we do not charge our OEM customers for NRE related to tailoring a power supply to a customer's specific requirements. This gives us a distinct advantage over our competitors, many of whom do charge their customers for NRE expenses. Our marketing strategy is to exploit this combination of high power density, design flexibility, and short time-to-market to win an increasing share of the growing power supply market.

     In addition to the line of proprietary products offered, and in response to requests from OEMs, we also provide "value-added services." The term "value-added services" refers to our incorporation of an OEM's selected electronic components, enclosures, and cable assemblies with our power supply products to produce a power subassembly that is compatible with the OEM's own equipment and specifically tailored to meet the OEM's needs. We purchase parts and components that the OEM itself would otherwise attach to or integrate with our power supply, and we provide the OEM with that integration and installation service, thus saving the OEM time and money. We believe that this value-added service is well-suited to those OEMs who wish to reduce their vendor base and minimize their investment in manufacturing which leads to increased fixed costs. Based on the value-added services, the OEMs do not need to build assembly facilities to manufacture their own power subassemblies and thus are not required to purchase individual parts from many vendors.

     We are a California corporation originally formed in 1969 through a predecessor. Unless the context indicates otherwise, any reference to "Digital Power" herein includes our wholly-owned Mexican subsidiary, Poder Digital S.A. de C.V. and our wholly-owned United Kingdom subsidiary, Digital Power Limited, dba Gresham Power Electronics. Further, unless otherwise indicated, reference to dollars in this prospectus shall mean United States dollars.

Digital Power Limited

     In 1998, we acquired the assets of Gresham Power Electronics. Our wholly-owned subsidiary, headquartered in Salisbury, England, Digital Power Limited designs, manufactures, and distributes switching power supplies, uninterruptible power supplies, and frequency converters for the commercial and military markets under the name Gresham Power Electronics. Uninterruptible power supplies (UPS) are devices that are inserted between a primary power source and the primary power input of the electronic equipment to be protected for the purpose of eliminating the effects of transient anomalies or temporary outages. A UPS consists of an inverter that is powered by a battery that is kept trickle-charged by rectified AC from an incoming power line. In the event of a power interruption, the battery takes over without the loss of even a fraction of a cycle in the AC output of the UPS. The battery also provides protection against transients. A frequency converter is an electronic unit for speed control of a phase induction motor. The frequency converters manufactured by Digital Power Ltd. are used to convert a warship's generated 60 cycle electricity supply to 400 cycles. This 400 cycle supply is used to power critical equipment such as the ship's gyro, compass and weapons systems. The acquisition of Gresham Power Electronics has diversified our product line, provided greater access to the United Kingdom and European markets, and strengthened our engineering and technical resources.

The Market

     Since all electronic equipment requires power supplies, the overall market for power supplies is very large. The growth of the power supply industry has paralleled that of the general electronics industry. Since 1994, growth has escalated at an even faster pace, fueled by the demand for networking communications equipment and computing equipment and its peripherals. Future growth is expected to come from the same markets, as internet and intranet networking and cellular and digital telephones continue to become popular around the world.

     The electronic power supply market is typically split into "captive" and "merchant" market segments. The captive segment of the market is represented by OEMs who design and manufacture power supplies for use in their own products. The remaining power supply market is served by merchant power supply manufacturers, such as Digital Power, that design and manufacture power supplies for sale to OEMs.

     We believe that the merchant market is the fastest growing segment of the power supply market, as OEMs continue to outsource their power supply requirements. We believe that this increase is due, in part, to the fact that power supplies are becoming an increasingly complex component in the eyes of OEMs, with constantly changing requirements such as power factor correction
(PFC) and  filtering  specifications  to minimize  electromagnetic  interference
(EMI).

     The power supply market can also be divided between "custom" and "standard" power supplies. Custom power supplies are those that are customized in design and manufactured with a specific application in mind, whereas standard power supplies are sold off-the-shelf to customers whose electronic equipment can operate from standard output voltages such as 5, 12, or 24 volts. Power supplies in the captive market that are designed and manufactured by an OEM for use in its own equipment are an example of a custom design, as the product is not intended for resale. However, custom power supplies are also common in the merchant market, as certain OEMs contract with power supply manufacturers to design a product that meets the form, fit, and function requirements of that OEM's specific application. A subset of the standard segment of the market has evolved, commonly known as "modified standard" segment, comprising power supply products that have the performance characteristics of a standard power supply, but require certain, usually minor, modifications. These modifications typically involve an adjustment to one of the standard output voltages, such as from 5 volts to 7 volts, or from 15 volts to
18.5 volts.

     The power supply industry is highly fragmented. There are approximately 300 domestic merchant power supply competitors in the United States, with over 200 that generate less than $5 million in revenues. No one manufacturer holds more than five percent of the total market. The merchant market segment is also highly fragmented according to the power level, technology, packaging, or application of a merchant's particular power supply. Most merchant manufacturers concentrate on niche markets, whether power ranges or industry segments.

     With no industry standards for power supplies, it is very difficult to design out an existing power supply component, which prevents large companies from quickly gaining market share. The key to being a profitable manufacturer is to have long-term expertise in power electronics and to be able to provide products needed by customers. We have targeted and serve the industrial and office automation, industrial and portable computing, and networking applications niches of the merchant market. We believe that our focus on high-efficiency, high-density, design-flexible power supplies is ideally suited to the rapid growth opportunities existing in this market segment.

     Geographically, we primarily serve the North American power electronics market with AC/DC power supplies and DC/DC converters ranging from 50 watts to 750 watts of total output power. Digital Power Ltd. serves the United Kingdom marketplace with AC/DC power supplies, uninterruptible power supplies, and frequency inverters. Both commercial and government (Ministry of Defense) markets are served by Digital Power Ltd.

Customers

     Our products are sold domestically and in Canada through a network of 14 manufacturers' representatives. We also have 23 stocking distributors in the United States and Europe. In addition, we have formed strategic relationships with three of our customers to private label our products. Our customers can generally be grouped into three broad industries, consisting of the computer, telecommunication, and instrument industries. We have a current base of over 150 active customers, including companies such as Ascend Communications, Telex, Dot Hill, Motorola, Stanford Telecommunications, Extreme Networks, Foundry Networks, JDS Uniphase, Ericsson, British Telecom and Lucent.

     Gresham Power Electronic products are sold primarily in the United Kingdom and to a lesser extent in Europe. Our customers in Europe include the United Kingdom Ministry of Defense, Vosper Thorney Croft, Emerson and Seimens.

Strategy

     Our strategy is to be the supplier of choice to OEMs requiring a high-quality power solution where size, rapid modification, and time-to-market are critical to business success. Target market segments include telecommunications, networking, switching, mass storage, and industrial and office automation products. While many of these segments would be characterized as computer-related, we do not participate in the personal computer (PC) power supply market because of the low margins arising out of the high volume and extremely competitive nature of that market.

     We intend to  continue  our sales  primarily  to existing  customers  while simultaneously targeting sales to new customers. We believe that our "flexibility" concept allows customers a unique choice between our products and products offered by other power supply competitors. OEMs have typically had to settle for a standard power supply product with output voltages and other features predetermined by the manufacturer. Alternatively, if the OEM's product required a different set of power supply parameters, the OEM was forced to design this modification in-house, or pay a power supply manufacturer for a custom product. Since custom-designed power supplies are development-intensive and require a great deal of time to design, develop, and manufacture, only OEMs with significant volume requirements can economically justify the expense and delay associated with their production. Furthermore, since virtually every power conversion product intended for use in commercial applications requires certain independent safety agency testing at considerable expense, such as by Underwriters Laboratories, an additional barrier is presented to the smaller OEM. By offering OEM customers a new choice with Digital Power "flexibility" series, we believe we have an advantage over our competitors. Our "flexibility" series is designed around a standardized power platform, but allows the customer to specify output voltages tailored to its exact requirements within specific parameters. Furthermore, OEMs are seeking power supplies with greater power density. Digital Power's strategy in responding to this demand has been to offer increasingly smaller power supply units or packages.

Product Strategy and Products

     We have nine series of base designs from which thousands of individual models can be produced. Each series has its own printed circuit board (PCB) layout that is common to all models within the series regardless of the number of output voltages (typically one to four) or the rating of the individual output voltages. A broad range of output ratings, from 3.3 volts to 48 volts, can be produced by simply changing the power transformer construction and a small number of output components. Designers of electronic systems can determine their total power requirements only after they have designed the system's electronic circuitry and selected the components to be used in the system. Since the designer has a finite amount of space for the system and may be under competitive pressure to further reduce its size, a burden is placed on the power supply manufacturer to maximize the power density of the power supply. A typical power supply consists of a PCB, electronic components, a power transformer and other electromagnetic components, and a sheet metal chassis. The larger components are typically installed on the PCB by means of pin-through-hole assembly where the components are inserted into pre-drilled holes and soldered to electrical circuits on the PCB. Other components can be attached to the PCB by surface mount interconnection technology (SMT) which allows for a reduction in board size since the holes are eliminated and components can be placed on both sides of the board. Our US100 series is an example of a product using this manufacturing technology.

     Digital Power's "flexibility" concept applies to all of our US, UP/SP, DP and UPF product series. A common printed circuit board is shared by each model in a particular family, resulting in a reduction in parts inventory while allowing for rapid modifiability into thousands of output combinations. The following is a description of our products.

     The US50 series of power supplies consists of compact, economical, high efficiency, open frame switchers that deliver up to 50 watts of continuous power, or 60 watts of peak power, from one to four outputs. The 90-264 VAC universal input allows them to be used worldwide without jumper selection. Flexibility options include chassis and cover, power good signal, an isolated V4 output, and UL544 (medical) safety approval. All US50 series units are also available in 12VDC, 24VDC, or 48VDC inputs. This optional DC input unit (DP50 series) maintains the same pin-out, size, and mounting as the US50 series.

     The US70 series of power supplies is similar to the US50 series, a compact, economical, highly efficient, open frame switcher that delivers up to 65 watts with a 70 watt peak. This unit is offered with one to four outputs, a universal input rated from 90 to 264 VAC, and is only slightly larger than the US50 series. The US70 series is differentiated from competitive offerings by virtue of its smaller size, providing up to four outputs while competitors typically are limited to three outputs. Flexibility options include cover, power good signal, an isolated V4 output, and UL544 (medical) safety approval. The DP70 is the same as the US70 except the input is 48 volts DC. We also offer 12 & 24VDC DC input on this series where the model series changes to DN & DM. This type of product is ideal for low profile systems, with the power supply measuring 3.2" x 5" x 1.5".

     The US100/DP100 is the industry's smallest 100 watt switcher. Measuring only 5" x 3.3" x 1.5", this series delivers up to 100 watts of continuous power, or 120 watt peak power, from one to four outputs. The 90-264VAC universal input allows them to be used worldwide. This product is ideal in applications where OEMs have upgraded their systems, requiring an additional 30-40 watts of output power but being unable to accommodate a larger unit. The US100 fits in the same form factor and does not require any tooling or mechanical changes by the OEM. Flexibility options include a cover and adjustable post regulators on V3 and/or V4 outputs. Fully customized models are also available. All US100 series units are also available with 12VDC, 24VDC, or 48 VDC inputs. This optional DC input unit (DP100) maintains the same pin-out, size, and mounting as the US100 series.

     The UP300 series consists of economical, high efficiency, open frame switchers that deliver up to 300 watts of continuous, or 325 watts of peak power, from one to two outputs. The 115/230VAC auto-selectable input allows them to be used worldwide. On-board EMI filtering is a standard feature. Flexibility options include a cover, power fail/power good signal, and an isolated 2nd output. The UP300 is also available as the SP300 series, which is jumper selectable between 115 and 230VAC and provides the OEM an even more economical solution. This product can be used in network switching systems or other electronic systems where a lot of single output current, such as 5, 12, 24, or 48 volt current might be required.

     The US250 series consists of economical, high efficiency, open frame switchers that deliver up to 250 watts of continuous power, or 300 watts of peak power, from one to four outputs. The 115/230VAC auto-selectable input allows them to be used worldwide. Flexibility options include cover, power fail/power good signal, enable/inhibit, and an isolated V3 output. All US250 series units are also available with 12VDC, 24VDC, or 48VDC inputs. This optional DC input unit (DP250) maintains the same pin-out, size, and mounting as the US250 series.

     The US350 series is a full-featured unit that has active power factor correction and was designed to be field-configurable by our international and domestic sales channels. This feature allows the stocking distributor to lower its inventory costs but still maintain the required stock to rapidly provide power supplies with the unique combination of output voltages required by an OEM. This unit delivers 350 watts from one to four output modules and meets the total harmonic distortion spec IEC 555.2. The US350 has an on-board EMI filter and operates from 90-264 VAC input. This unit measures 9" x 5" x 2.5". It can operate without any minimum loads and has an optional internal fan and power fail/power good signal.

     The newest product developed by us is the UPF 150 series. The UPF 150 is an open-frame switcher that delivers up to 150watts of continuous power from one to four outputs. The UPF 150 is endowed with power factor correction and a Class B EMI filter, making the series particularly well-suited for those customers selling into the international market place.

     We offer our customers various types of value-added services, which may include the following additions to its standard product offerings:

     Electrical (power): Paralleled power supplies for (N+1) redundancy, hot swapability, output OR'ing diodes, AC input receptacle with fuse, external EMI filter, on/off switch, cabling and connectors, and battery backup with charger.

     Electrical (control and monitoring): AC power fail detect signal, DC output(s) OK signal, inhibit, output voltage margining, and digital control interface.

     Mechanical: Custom hot-plug chassis for (N+1) redundant operation, locking handle, cover, and fan.

     These services incorporate one of our base products along with additional enclosures, cable assemblies, and other electronic components to arrive at a power subassembly. This strategy matches with those OEMS wishing to reduce their vendor base, as the turnkey sub-assembly allows customers to eliminate other vendors.

     Other than certain fabricated parts such as printed circuit boards and sheet metal chassis which are readily available from many suppliers, we use no custom components. Typically, two suppliers are qualified for every component, with the exception being one line transformer manufactured by Spitznagel. This transformer is designed into one of our products, which accounted for less than 10% of our total sales in 1999.

     Gresham Power Electronics' primary product lines include the following:

     Military Power Supplies. Design and manufacture of AC and DC power conversion equipment which is intended for naval and other applications where arduous duties demand quality and reliability. Products include transformer rectifier units to 15KVA and Static Frequency Converters to 5KVA.

     Commercial Component Power Supplies. Distribution and service of all Digital Power's product lines to non-American markets.

     Uninterruptible Power Supplies. Distribution and service of uninterruptible power supplies mainly to the United Kingdom telecommunications industry. Products offered range from 250VA to 100KVA but main market is up to 10KVA.

     Telecommunications Inverters. Design and manufacture of DC to AC sine-wave inverters. Rugged equipment intended for use in remote areas for the support of mobile telecommunications installations.
Manufacturing Strategy

     Consistent with its product flexibility strategy, we aim to maintain a high degree of flexibility in our manufacturing processes in order to respond to rapidly changing market conditions. With few exceptions, the competitive nature of the power supply industry has placed continual downward pressure on selling prices. In order to achieve low cost manufacturing with a labor-intensive product, manufacturers have the option of automating much of the labor out of their product, or producing their product in a low labor cost environment. Given the high fixed costs of automation and the resistance this places on making major product changes, we believe that our flexible manufacturing strategy is best achieved through a highly variable cost of operation. In 1986, we established a wholly-owned subsidiary in Guadalajara, Mexico to assemble our products. This manufacturing facility performs materials management, sub-assembly, final assembly, and test functions for the majority of our power supply products. Currently, almost all of our manufacturing, including our value-added services, is done at a 16,000 square foot facility operated by our wholly-owned subsidiary, Poder Digital, S.A. de C.V., located in Guadalajara, Mexico. In addition, we have entered into an agreement with Fortron/Source Corp. to manufacture our products at a facility located in China on a turnkey basis. Purchases from Fortron/Source will be made pursuant to purchase orders and the agreement may be terminated upon 120 days notice. We are manufacturing approximately 20% of our product requirements through Fortron/Source and expect to increase these production levels due to cost advantages achieved through Chinese procurement. We believe that the facility in China complements our manufacturing facility in Guadalajara, Mexico since the facility in China allows us to produce power supplies with sufficient lead time at lower costs, while the Guadalajara facility will continue to manufacture power supplies that need a quick turnaround or modification.

Sales, Marketing and Customers

     During 1999, we had revenues of $15,354,018 and net income of $27,191 compared to revenues of $18,733,470 and a net loss of $(570,588) during fiscal year 1998.

     Digital Power markets its products through a network of thirteen domestic and one Canadian independent manufacturers' representatives. Each representative organization is responsible for managing sales in a particular geographic territory. Generally, the representative has exclusive access to all potential customers in the assigned territory and is compensated by commissions at 5% of net sales after the product is shipped, received, and paid for by the customer. Typically, either we or the representative organization may terminate the agreement with 30 days' written notice.

     In certain territories, we have entered into agreements with 23 stocking distributors who buy and resell our products. For the fiscal years ended December 31, 1999 and 1998, distributor sales accounted for 31.6% and 29.1%, respectively, of our total sales. Over this same period, one distributor accounted for 11.5% and 13.1%, respectively, of total sales. In addition, international sales through stocking distributors accounted for less than 5% of our sales. In general, the agreements with stocking distributors are subject to annual renewal and may be terminated upon 90 days' written notice. Although these agreements may be terminated by either party in the event a stocking distributor decides to terminate its agreement with us, we believe that we would be able to continue the sale of our products through direct sales to the customers of the stocking distributor.
Further, and in general, stocking distributors are eligible to return 25% of their previous six-months' sales for stock rotation. For the past three years, stock rotations have not exceeded one percent of total sales.

     We have also entered into agreements with three private label customers who buy and resell our products. Under these agreements, we sell our products to the private label company who then resells the products with its label to its customers. We believe that these private label agreements expand our market by offering the customer a second source for our products. The private label agreements may be terminated by either party. Further, the private label agreement requires that any product subject to a private label be available for five years. For the years ended December 31, 1999 and 1998, private label sales accounted for 3.7% and 8.2%, respectively, of total sales.

     Our promotional efforts to date have included product data sheets, feature articles in trade periodicals, and trade shows. Our future promotional activities will likely include space advertising in industry-specific publications, a full-line product catalog, application notes, and direct mail to an industry-specific mail list.

     Our products are warranted to be free of defects for a period ranging from one to two years from date of shipment. No significant warranty returns were experienced in either 1999 or 1998. As of June 30, 2000, and December 31, 1999, our warranty reserve was $211,643 and $272,782, respectively.

Competition

     The merchant power supply manufacturing industry is highly fragmented and characterized by intense competition. Our competition includes over 500 companies located throughout the world, some of whom have advantages over us in terms of labor and component costs, and some of whom may offer products comparable in quality to ours. Many of our competitors, including PowerOne, Artesyn Technologies, Inc. (now merged with Zytec Corporation), ASTEC America, Lambda Electronics, Westinghouse, Belix and American Power Conversion have substantially greater fiscal and marketing resources and geographic presence than we. If we continue to be successful in increasing our revenues, competitors may notice and increase competition for our customers. We also face competition from current and prospective customers who may decide to design and manufacture internally the power supplies needed for their products. Furthermore, certain larger OEMs tend to contract only with larger power supply manufacturers. This factor could become more problematic to us if consolidation trends in the electronics industry continue and some of the OEMs to whom we sell our products are acquired by larger OEMs. To remain competitive, management believes that we must continue to compete favorably on the basis of value by providing advanced manufacturing technology, offering superior customer service and design engineering services, continuously improving quality and reliability levels, and offering flexible and reliable delivery schedules. We believe we have a competitive position with our targeted customers who need a high-quality, compact product which can be readily modified to meet the customer's unique requirements. However, there can be no assurance that we will continue to compete successfully in the power supply market.

Research and Development

     Our research and development efforts are primarily directed toward the development of new standard power supply platforms which may be readily modified to provide a broad array of individual models. Improvements are constantly sought in power density, modifiability, and efficiency, while we attempt to anticipate changing market demands for increased functionality, such as PFC and improved EMI filtering. Internal research is supplemented through the utilization of consultants who specialize in various areas, including component and materials engineering and electromagnetic design enhancements to improve efficiency, while reducing the cost and size of our products. Product development is performed at our headquarters in California by three engineers who are supported and assisted by five technicians. Our total expenditures for research and development were $549,912, $952,690 and $1,397,816 for the six months ended June 30, 2000, and years ended December 31, 1999 and 1998, respectively, and represented 6.45%, 6.20% and 7.46% of our total revenues for the corresponding periods.

Employees

     As of December 31, 1999, we had approximately 285 full-time employees, with 210 of these employed at our wholly-owned subsidiary Poder Digital located in Guadalajara, Mexico, and 50 employed by Digital Power Ltd. The employees of Digital Power's Mexican operation are members of a national labor union, as are most employees of Mexican companies. We have not experienced any work stoppages at any of our facilities and believe that our employee relations are good.

Guadalajara, Mexico Facility and Foreign Currency Fluctuations

     We produce substantially all of our products at our 16,000 square foot facility located in Guadalajara, Mexico. The products are then delivered to Fremont, California for testing and distribution. We believe that we have a good working relationship with our employees in Guadalajara, Mexico and have recently signed a five-year contract with the union representing the employees. In 1997, we entered into a "turnkey" manufacturing contract with a manufacturer located in China to produce our products in an attempt to reduce our dependence on our Mexican facility. At this time the purchase of products from the manufacturer located in China accounts for approximately 20% of revenues and requires advance scheduling which affects our ability to produce products quickly. However, if our revenues grow as anticipated, we intend to manufacture more of our products utilizing the Chinese manufacturer. In the event that there is an unforeseen disruption at the Guadalajara production plant or with the Chinese manufacturer, such disruption may have an adverse effect on our ability to deliver our products and may adversely affect our financial operations.

     Further, the Guadalajara, Mexico facility conducts its financial operations using the Mexican peso and Gresham Power conducts its financial operation using the United Kingdom pound. Therefore, due to financial conditions beyond our control, we are subject to monetary fluctuations between the U.S. dollar, Mexican peso, and United Kingdom pound. During fiscal 1999, we lost $6,236 as a result of currency fluctuations.

Facilities

     Our headquarters are located in approximately 9,500 square feet of leased office, research and development space in Fremont, California. We pay $6,653 per month, subject to adjustment, and the lease expires on January 31, 2001. We plan to review this lease prior to expiration; however, given market conditions, we expect that the rent will be substantially higher. Our manufacturing facility is located in 16,000 square feet of leased space in Guadalajara, Mexico. We pay approximately $4,583 per month, subject to adjustment, and the lease expires in February 2001. Gresham Power leases approximately 25,000 square feet for its location in Salisbury, England. Gresham Power pays rent of approximately (pound)17,500 per quarter, and the lease will expire September 26, 2009. We believe that our existing facilities are adequate for the foreseeable future and have no plans to expand them.

Legal Proceedings

     We are not currently involved in any legal proceedings.

          DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

     Our directors and executive officers, their ages, positions held, and duration as such, are as follows:

                              Directors,  Executive  Officers and
Name                    Age   Background For thePast Five Years
----                    ---   --------------------------------------------
Robert O. Smith         55    Chief Executive Officer and Director since 1989
                              and President since May 1996. From 1980 to 1989 variously served as Vice President/Group
                              Controller of Power Conversion Group, General
                              Manager of Compower Division, and President of
                              Boschert subsidiary, of Computer Products, Inc., manufacturer of power conversion products and industrial automation systems. Received B.S. in Business Administration from Ohio University and completed course work in M.B.A. program at Kent
                              State University.

Chris Schofield         43    Managing  Director  of Digital  Power  Limited
                              since January  1998.   Director  and  General
                              Manager of Gresham  Power Group from 1995 to 1998.
                              From 1988 to 1995,  Director of United  Kingdom
                              Operations of the Oxford Instruments Group.

Thomas W. O'Neil, Jr.   70    Director since 1991.  Certified Public Accountant
                              and Partner since 1991 of Schultze, Wallace and O'Neil, CPAs. Retired as Partner, from 1955 to
                              1991, of KPMG Peat Marwick. Director of California
                              Exposition and State Fair; Director of Regional
                              Credit Association; Director of Alternative
                              Technology Resources, Inc.  Graduate of St. Mary's
                              College and member of the St. Mary's College Board of Regents.

                              Directors,  Executive  Officers and
Name                    Age   Background For thePast Five Years
----                    ---   --------------------------------------------
Scott C. McDonald       46    Director since May 1998.  Chief Financial and
                              Administrative Officer of Conxion Corporation since December 1999. Director of Castelle
                              Incorporated since April 1999.  Director of Octant
                              Technologies, Inc. since April 1998. From November
                              1996 to May 1998, director of CIDCO Incorporated, a communications and information delivery company.
                              From October 1993 to January 1997, Executive Vice
                              President, Chief Operating and Financial Officer of CIDCO. From March 1993 to September 1993,
                              President, Chief Operating and Financial Officer of PSI Integration, Inc. From February 1989 to
                              February 1993, Chief Financial Officer and Vice
                              President, Finance of Administration of Integrated
                              System, Inc.  Received B.S. in Accounting from The
                              University of Akron and M.B.A. from Golden Gate
                              University.

Robert J. Boschert      63    Director since 1998. Business consultant for small
                              high-growth technology companies.  Director since
                              1990 of Hytek Microsystems, Inc. From June 1986 until June 1998, served as consultant to Union
                              Technology. Founder of Boschert, Inc. Retired as a member of the board of directors in 1984.
                              Received B.S. in Electrical Engineering from
                              University of Missouri.

Philip G. Swany         50    Mr. Swany joined us as our Controller in 1981.  In
                              February 1992, he left us to serve as the Controller for Crystal Graphics, Inc., a 3-D graphics software development company. In
                              September 1995, Mr. Swany returned to us and he was made Vice President-Finance. In May 1996, he was named Chief Financial Officer and Secretary of Digital Power. Mr. Swany received a B.S. degree in Business Administration - Accounting from Menlo
                              College, and attended graduate courses in business administration at the University of Colorado.

                             EXECUTIVE COMPENSATION

     Non-employee directors receive $10,000 per annum paid quarterly and options to purchase 10,000 shares of Common Stock.

     Executive officers are appointed by, and serve at the discretion of, the board of directors. Except for Robert O. Smith, our President and Chief Executive Officer, we have no employment agreements with any of its executive officers. The following table sets forth the compensation of our President and

Chief Executive Officer during the past three years. No other officer received annual compensation in excess of $100,000 during the 1999 fiscal year.

                           SUMMARY COMPENSATION TABLE

                                                                    Long Term Compensation
                           Annual Compensation              Awards                 Payouts
                         ------------------------  --------------------------  -----------------
Name and                            Other Annual     Restricted  Securities          LTIP        All Other
Principal                           Compensation       Stock     Underlying        Payouts       Compensa-
Position          Year     Salary       ($)         Award(s)($)  Options (#)         ($)           tion
-------------------------------------------------  --------------------------  ----------------------------
Robert O. Smith   1999   $134,038        $0              $0       100,000(1)          $0            $0
President and     1998   $141,912        $0              $0       100,000(2)          $0            $0
CEO               1997   $150,000        $0              $0       100,000(3)          $0            $0
-----------------------------------------------------------------------------------------------------------

(1) Represents options to acquire 100,000 shares of common stock at $1.875 per share.

(2) Pursuant to his employment contract, in January 1998, Mr. Smith received options to acquire 100,000 shares of Common Stock at $6.69 per share. These options expire in January 2008. On November 5, 1998, these options were repriced to an exercise price of $2.31 per share.

(3) Pursuant to his employment contract, in January 1997, Mr. Smith received options to acquire 100,000 shares of Common Stock at $5.4375 per share. These options expire in January 2007. On November 5, 1998, these options were repriced to an exercise price of $2.31 per share.

     On March 1, 2000, Digital Power and Mr. Smith entered into an employment contract effective January 1, 2000. The term of the employment agreement is for one year subject to annual renewal. Under the terms of Mr. Smith's employment contract, Mr. Smith shall serve as President and Chief Executive Officer and his salary shall be $200,000 per annum and shall be entitled to bonuses as determined by the Board. In addition, he shall have the right to receive on the first business day of each January during the term of his contract options to acquire 100,000 shares of Common Stock at the lower of market value as of such date or the average closing price for the first six months of each year of his contract. Pursuant to Mr. Smith's employment contract, in the event there is a change in control of Digital Power, Mr. Smith shall be entitled to receive in one payment, the sum of six (6) times his annual base salary. If Mr. Smith's employment agreement is not renewed or he is terminated without cause, Mr. Smith will be entitled to three times his annual base salary.

     The following table sets forth the options granted to Mr. Smith during the past fiscal year.

                       OPTION GRANTS IN LAST FISCAL YEAR
                                Individual Grants
                  --------------------------------------------------------------

                   Number of   % of Total Options   Exercise or
                  Securities      Granted to        Base Price        Expiration
       Name       Underlying     Employees in         ($/Sh)             Date
                   Options       Fiscal Year
                  Granted (#)
--------------------------------------------------------------------------------
Robert O. Smith   100,000          54.98%            $1.875         January 2009

     The following table sets forth Mr. Smith's fiscal year end option values. No options were exercised by Mr. Smith during 1999.

                 AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                        AND FISCAL YEAR-END OPTION VALUES


                                                                                   Value of
                                                             Number of            Unexercised
                                                            Unexercised          In-the-Money
                                                         Options at FY-End          Options
                                                                (#)            at FY-End ($)(1)

                   Shares Acquired on                      Exercisable/          Exercisable/
       Name           Exercise (#)    Value Realized ($)   Unexercisable         Unexercisable
--------------------------------------------------------------------------------------------------
Robert O. Smith           None               None        386,900 Exercisable   $81,469 Exercisable

     (1) Market price at December 31, 1999, for a share of common stock was $1.4375.

Stock Plans

     Employee Stock Purchase Plan. We have adopted an Employee Stock Ownership Plan ("ESOP") in conformity with ERISA requirements. As of December 31, 1999, the ESOP owns, in the aggregate, 167,504 shares of our Common Stock. In June 1996, the ESOP entered into a $500,000 loan with San Jose National bank to finance the purchase of shares. We guaranteed the repayment of the loan, and our contributions to the ESOP were used to pay off the loan by the end of 1999. All our employees participate in the ESOP on the basis of level of compensation and length of service. Participation in the ESOP is subject to vesting over a six-year period. The shares of our Common Stock owned by the ESOP are voted by the ESOP trustees. Mr. Smith, President and Chief Executive Officer, is one of two trustees of the ESOP.

     1998 and 1996 Stock Option Plans. We have established the 1998 and 1996 Stock Option Plans (the "Plans"). The purposes of the Plans are to encourage stock ownership by employees, officers, and directors to give them a greater personal interest in the success of the business and to provide an added incentive to continue to advance in their employment by or service to Digital Power. A total of 753,000 options are authorized to be issued under the Plans, all of which have been issued. The Plans provide for the grant of either incentive or non-statutory stock options. The exercise price of any incentive stock option granted under the Plans may not be less than 100% of the fair market value of the Common Stock on the date of grant. The fair market value for which an optionee may be granted incentive stock options in any calendar year may not exceed $100,000. Shares subject to options under the Plans may be purchased for cash. Unless otherwise provided by the Board, an option granted under the Plans is exercisable for ten years. The Plans are administered by the Compensation Committee which has discretion to determine optionees, the number of shares to be covered by each option, the exercise schedule, and other terms of the options. The Plans may be amended, suspended, or terminated by the Board but no such action may impair rights under a previously granted option. Each incentive stock option is exercisable in accordance with its term, during the lifetime of the optionee, only so long as the optionee remains employed by us. No option is transferrable by the optionee other than by will or the laws of descent and distribution.
Other Stock Options

     As of December 31, 1999, we have outstanding options to acquire 92,000 shares of Common Stock at $1.80 per share and options to acquire 86,900 shares of Common Stock at $.50 per share. These options were granted to employees in May 1993 and are now fully vested.

401(k) Plan

     We have adopted a tax-qualified employee savings and retirement plan (the "401(k) Plan"), which generally covers all of our full-time employees. Pursuant to the 401(k) Plan, employees may make voluntary contributions to the 401(k) Plan up to a maximum of six percent of eligible compensation. These deferred amounts are contributed to the 401(k) Plan. The 401(k) Plan permits, but does not require, additional matching or contributions by us on behalf of Plan participants. We match contributions at the rate of $.25 for each $1.00 contributed. We can also make discretionary contributions. The 401(k) Plan is intended to qualify under Sections 401(k) and 401(a) of the Internal Revenue Code of 1986, as amended. Contributions to such a qualified plan are deductible when made and neither the contributions nor the income earned on those contributions is taxable to Plan participants until withdrawn. All 401(k) Plan contributions are credited to separate accounts maintained in trust.
Limitation of Liability and Indemnification Matters

     Sections 204 and 317 of the California Corporations Code ("Corporations Code") permit indemnification of directors, officers, and employees of corporations under certain conditions subject to certain limitations. Article IV of the our Amended and Restated Articles of Incorporation ("Articles") provides that the liability of the directors for monetary damages shall be eliminated to the fullest extent permissible under California Law. Article V of the our Articles states that the we may provide indemnification of its agents, including its officers and directors, for breach of duty to Digital Power in excess of the indemnification otherwise permitted by Section 317 of the Corporations Code, subject to the limits set forth in Section 204 of the Corporations Code. Article VI of the Bylaws provides that the we shall, to the maximum extent and in the manner permitted in the Corporations Code, indemnify each of its agents, including its officers and directors, against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with any proceeding arising by reason of the fact any such person is or was our agent.

     Pursuant to Section 317 of the Corporations Code, we are empowered to indemnify any person who was or is a party or is threatened to be made a party to any proceeding (other than an action by or in the right of the company to procure a judgment in its favor) by reason of the fact that such person is or was an officer, director, employee, or other agent of ours or our subsidiaries, against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with such proceeding, if such person acted in good faith and in a manner such person reasonably believed to be in our best interests and, in the case of a criminal proceeding, has no reasonable cause to believe the conduct of such person was unlawful. In addition, we may indemnify, subject to certain exceptions, any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action by or in the right of the company to procure a judgment in its favor by reason of the fact that such person is or was an officer, director, employee, or other agent of the Digital Power or its subsidiaries, against expenses actually and reasonably incurred by such person in connection with the defense or settlement of such action if such person acted in good faith and in a manner such person believed to be in the best interest of the company and its shareholders. We may advance expenses incurred in defending any proceeding prior to final disposition upon receipt of an undertaking by the agent to repay that amount if it shall be determined that the agent is not entitled to indemnification as authorized by
Section 317. In addition,  we are permitted to indemnify its agents in excess of
Section 317.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the company pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     During 1999 and 1998, we have not been a party to any transaction, proposed transaction, or series of transactions in which the amount involved exceeds $60,000, and in which, to our knowledge any director or executive officer, nominee, five percent beneficial security holder, or any member of the immediate family of the foregoing persons have or will have a direct or indirect material interest.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth, as of September 30, 2000, certain information with respect to the beneficial ownership of shares of common stock by all shareholders known by us to be the beneficial owners of more than five percent of the outstanding shares of such common stock, all directors and executive officers individually, and all directors and all executive officers of as a group. As of September 30, 2000, there were 3,255,570 shares of Common Stock outstanding.

                                              No. of Shares
                    Name                      Common Stock(1)     Percent
--------------------------------------------------------------------------------
Rhodora Finance Corporation Limited              183,464           6.54%
80 Broad Street
Monrovia, Liberia

Digital Power - ESOP                             167,504           5.97%
41920 Christy Street
Fremont, CA  94538

                                              No. of Shares
                    Name                      Common Stock(1)     Percent
--------------------------------------------------------------------------------


Thomas W. O'Neil, Jr.,                            55,600(2)        2.65%
Director

Robert O. Smith,                                 406,504(3)       13.34%
Director and Chief Executive Officer

Chris Schofield,                                  47,000(4)        1.6%
Managing Director, Digital Power Limited

Philip G. Swany,                                  42,250(5)        1.5%
Chief Financial Officer

Scott C. McDonald,                                10,000(6)         *
Director

Robert J. Boschert,                               10,000(6)         *
Director

All directors and executive officers as a
group                                            570,854(7)       18.0%
(6 persons)
================================================================================

* Less than one percent.

(1) Except as indicated in the footnotes to this table, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws where applicable.

(2) Includes 20,000 shares subject to options and warrants exercisable within 60 days.

(3) Includes 235,500 shares subject to options and warrants exercisable within 60 days. Also includes 167,504 owned by the Digital Power ESOP of which Mr. Smith is a trustee.

(4) Includes 40,000 shares subject to options exercisable within 60 days. Does not include options to purchase 85,000 shares that are not exercisable within 60 days.

(5)     Represents 49,250 shares subject to options exercisable within 60 days.

(6) Includes 10,000 shares subject to options and warrants exercisable within 60 days.

(7) Includes 357,750 shares subject to options and warrants and exercisable within 60 days. Also includes 167,504 shares owned by the Digital Power ESOP of which Mr. Smith is a trustee and may be deemed a beneficial owner.


                               SELLING STOCKHOLDER

     The common stock registered hereby will be resold by the selling stockholders listed below. On December 16, 1996, in connection with our initial public offering , we entered into an underwriting agreement. Subject to the terms and conditions of the underwriting agreement, we issued to Werbel-Roth Securities, Inc., an underwriter's warrant to purchase shares of common stock and common stock purchase warrants (the "Underwriter's Warrant"). The Underwriter's Warrant entitles Werbel-Roth to purchase at any time or from time to time until five years from the effective date up to 100,000 shares of common stock at $4.80 per share and up to a maximum of 50,000 stock purchase warrants at 15(cent) per warrant, each of which entitled Werbel-Roth to purchase a single share of common stock at $5.00 per share. Subsequent to the offering, the Underwriter's Warrants were transferred to the selling stockholders listed below. The resale of the shares issuable upon exercise of the Underwriting Warrant are included in this prospectus.

     In addition, we have issued 5,000 shares of common stock and warrants to purchase 30,000 shares of common stock at $3.88 per share to Donner Corp. International; warrants to purchase 30,000 shares of common stock at $3.88 per share to C.C.R.I. Corporation; and warrants to purchase 15,000 shares of common stock at $6.75 per share to Research Works. Donner Corp. International, C.C.R.I. Corporation and Research Works have provided financial and investment relation services to Digital.

     The following table identifies the selling stockholders, as of September 15, 2000, and indicates certain information known to us to respect to (i) the number of common shares beneficially owned by the selling stockholder, (ii) the number of common shares to be offered for the selling stockholders' account, and
(iii) the number of common stock and percentage of outstanding common stock to be beneficially owned by the selling stockholders after the sale of the common stock offered by the selling stockholders. The term "beneficially owned" means common stock owned or that may be acquired within 60 days. The number of common stock outstanding as of September 30, 2000, was 3,255,570. The selling stockholders may sell some, all or none of their common stock.

                     Shares Beneficially      Shares to   Shares Beneficially
                     Owned Prior to Offering  be Offered  Owned After Offering
                     -----------------------  ----------  --------------------
Name of Stockholder   Number    Percentage    Number      Number    Percentage
-------------------   ------    ----------    ------      ------    ----------
Howard Roth           115,000      3.4%       115,000        0           0
Carol Cohen            15,000       *          15,000        0           0
Laurence Feirstein     15,000       *          15,000        0           0
Myron Sayer             5,000       *           5,000        0           0
Donner Corp.
International          35,000      1.1%        35,000        0           0
C.C.R.I. Corporation   30,000       *          30,000        0           0
Research Wo            15,000       *          15,000        0           0

*Less than 1%.

                              PLAN OF DISTRIBUTION

     No underwriter will be used in connection with the sale of the shares of common stock registered hereby. The selling stockholder may, from time to time, sell all or a portion of the shares of common stock on any market upon which the common stock may be quoted, in privately negotiated transactions or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such market prices or at negotiated prices. The shares of common stock may be sold by the selling stockholder by one or more of the following methods, without limitation:

     o block trades in which the broker or dealer so engaged will attempt to sell the shares of common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction;

     o purchases by broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus;

     o an exchange distribution in accordance with the rules of such exchange;

     o ordinary brokerage transactions and transactions in which the broker solicits purchasers;

     o privately negotiated transactions;

     o market sales (both long and short to the extent permitted under the federal securities laws), and;

     o a combination of any such methods of sale.

     In effecting sales, brokers and dealers engaged by the selling shareholder may arrange for other brokers or dealers to participate. Brokers or dealers may receive commissions or discounts from the selling shareholder (or, if any such broker-dealer acts as agent for the purchaser of such shares, from such purchaser) in amounts to be negotiated and which are not expected to exceed those customary in the types of transactions involved. Broker-dealers may agree with the selling shareholder to sell a specified number of such shares of common stock at a stipulated price per share, and, to the extent such broker-dealer is unable to do so acting as agent for the selling shareholder, to purchase as principal any unsold shares of common stock at the price required to fulfill the broker-dealer commitment to the selling shareholders. Broker-dealers who acquire shares of common stock as principal may thereafter resell those shares of common stock from time to time in transactions (which may involve block transactions and sales to and through other broker-dealers, including transactions of the nature described above) on the American Stock Exchange or otherwise at prices and on terms then prevailing at the time of sale, at prices then related to the then-current market price or in negotiated transactions and, in connection with such resales, may pay to or receive from the purchasers of such shares of common stock commissions as described above.

     From time to time, the selling stockholder may pledge its shares of common stock under the margin provisions of customer agreements. Upon default by the selling stockholder, the broker may offer and sell the pledged shares of common stock from time to time. Upon sales of the shares of common stock, the selling stockholder intend to comply with the prospectus delivery requirements, under the Securities Act, by delivering a prospectus to each purchaser in the transaction. We intend to file any amendments or other necessary documents in compliance with the Securities Act which may be required in the event a selling stockholder defaults under any customer agreement with brokers.

     To the extent required under the Securities Act, a supplemental prospectus will be filed, disclosing, the name of any broker-dealers, the number of shares of common stock involved, the price at which the common stock is to be sold, the commissions paid or discounts or concessions allowed to such broker-dealers, where applicable, that such broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, as supplemented, and other facts material to the transaction.

     We and the selling stockholder will be subject to applicable provisions of the Exchange Act and the rules and regulations under it, including, without limitation, Rule 10b-5 and, insofar as the selling stockholders are distribution participants and we, under certain circumstances, may be a distribution participant, under Regulation M of the Exchange Act. All of the foregoing may affect the marketability of the common stock.

                            DESCRIPTION OF SECURITIES

     We are authorized to issue up to 10,000,000 shares of common stock, no par value, and 2,000,000 shares of preferred stock, no par value. As of September 30, 2000, there were 3,255,570 shares of common stock outstanding and no shares of preferred stock outstanding.

     Common Stock

     Each shareholder is entitled to one vote for each share of common stock held on all matters submitted to a vote of shareholders. Each holder of common stock has the right to cumulate his votes, which means each share shall have the number of votes equal to the number of directors to be elected and all of which votes may be cast for any one nominee. Subject to such preferences as may apply to any preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as the board of directors may from time to time determine. The common stock is not entitled to preemptive rights and is not subject to conversion or redemption. Upon the liquidation, dissolution, or winding up of the company, the holders of common stock and any participating preferred stock outstanding at that time would be entitled to share ratably in all assets remaining after the payment of liabilities and the payment of any liquidation preferences with respect to any outstanding preferred stock. Each outstanding share of common stock now is, and all shares of common stock that will be outstanding will be, fully paid and non-assessable.

     Preferred Stock

     The board of directors is authorized, subject to any limitations prescribed by California law, to provide for the issuance of shares of common stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the powers, designations, preferences and rights of the share of each wholly unissued series and any qualifications, limitations, or restrictions thereon, and to increase or decrease the number of shares of any such series (but not below the number of shares of such series then outstanding) without any further vote or action by the shareholders. The board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. Thus, the issuance of preferred stock may have the effect of delaying, deterring, or preventing a change in control of the company. We have no current plans to issue any shares of preferred stock.

     Options

     At September 30, 2000, we have 931,605 shares of common stock subject to outstanding options with exercise prices ranging from $.50 to $6.25 per share.

     Warrants

     As of September 30, 2000, in addition to the underwriter's warrants, we had outstanding warrants to purchase 30,000 shares of common stock at $7.00 per share, warrants to purchase 15,000 shares of common stock at $6.75 per share, and warrants to purchase 5,000 shares of common stock at $3.38 per share.

                                     EXPERTS

     The consolidated balance sheet as of December 31, 1999, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the two years then ended included in this prospectus have been included herein in reliance on the report of Hein + Associates LLP, independent certified public accountants, giving authority of that firm, as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. Our Commission filings are available to the public over the Internet at the SEC's Website at http://www.sec.gov. You may also read and copy any document we file at the Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549, Seven World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may contact the SEC at 1-800-SEC-0330 for further information about the public reference room.

     We have filed with the Commission a registration statement on form SB-2 under the Securities Act with respect to the securities offered under this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, certain items of which are omitted in accordance with the rules and regulations of the Commission. Statements contained in this prospectus as to the contents of any contract or other documents are not necessarily complete and in each instance reference is made to the copy of such contact or documents filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto. For further information regarding Digital Power and the securities offered under this prospectus, we refer you to the registration statement and such exhibits and schedules which may be obtained from the Commission at its principal office in Washington, D.C. upon payment of the fees prescribed by the Commission.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS





                                                                            PAGE
                                                                            ----
Independent Auditor's Report...............................................  F-2

Consolidated Balance Sheets - December 31, 1999 and
June 30, 2000 (unaudited)..................................................  F-3

Consolidated  Statements of  Operations - For the Years Ended
December 31, 1998 and 1999 and For the Six Months Ended
June 30, 1999 and 2000 (unaudited).........................................  F-4

Consolidated Statement of Stockholders' Equity - For the Years
Ended December 31, 1998 and 1999 and For the Six Months Ended
June 30, 2000 (unaudited)..................................................  F-5

Consolidated Statements of Cash Flows - For the Years Ended
December 31, 1998 and 1999 and For the Six Months Ended
June 30, 1999 and 2000 (unaudited).........................................  F-7

Notes to Consolidated Financial Statements.................................  F-9

                          INDEPENDENT AUDITOR'S REPORT



To the Stockholders and Board of Directors
Digital Power Corporation and subsidiaries
Fremont, California


We have audited the accompanying consolidated balance sheet of Digital Power Corporation and subsidiaries as of December 31, 1999, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years ended December 31, 1998 and 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Digital Power Corporation and subsidiaries as of December 31, 1999, and the results of their operations and their cash flows for the years ended December 31, 1998 and 1999, in conformity with generally accepted accounting principles.



/s/HEIN + ASSOCIATES LLP

HEIN + ASSOCIATES LLP
Certified Public Accountants



Orange, California
March 15, 2000

                   DIGITAL POWER CORPORATION AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS



                                                                       DECEMBER 31,        JUNE 30,
                                                                           1999              2000
                                                                     --------------------------------
                                                                                         (unaudited)
                                               ASSETS
CURRENT ASSETS:
    Cash and cash equivalents                                       $     824,708     $     605,853
    Accounts receivable - trade, net of allowance for
        doubtful accounts of $210,485 and $210,454                      2,813,080         3,211,352
        (unaudited)
    Income tax refund receivable                                           70,988            19,556
    Other receivables                                                      99,875           125,534
    Inventories, net                                                    4,531,261         4,836,375
    Prepaid expenses and deposits                                          61,326           129,280
    Deferred income taxes                                                 360,136           360,136
                                                                    -------------     -------------
        Total current assets                                            8,761,374         9,288,086

PROPERTY AND EQUIPMENT, net                                             1,223,137         1,161,782
EXCESS OF PURCHASE PRICE OVER NET ASSETS ACQUIRED, net of
    accumulated amortization of $289,926 and $432,428 (unaudited)       1,162,264         1,019,762
DEPOSITS                                                                   14,058            13,909
                                                                    -------------     -------------

TOTAL ASSETS                                                        $  11,160,833     $  11,483,539
                                                                    =============     =============

                                LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
    Notes payable                                                   $     940,000     $     940,000
    Current portion of capital lease obligations                           43,646            43,877
    Accounts payable                                                    1,196,170         1,456,549
    Accrued liabilities                                                 1,213,641         1,370,897
                                                                    -------------     -------------
        Total current liabilities                                       3,393,457         3,811,323

CAPITAL LEASE OBLIGATIONS, less current portion                            80,825            63,546
OTHER LONG-TERM LIABILITIES                                                25,000             -
DEFERRED INCOME TAXES                                                       9,344             9,344
                                                                    -------------     -------------
        Total liabilities                                               3,508,626         3,884,213
                                                                    -------------     -------------

COMMITMENTS AND CONTINGENCIES (Notes 7 and 12)


STOCKHOLDERS' EQUITY:
    Preferred stock issuable in series, no par value,
        2,000,000 shares authorized, no shares issued and                  -                  -
        outstanding.
    Common stock, no par value, 10,000,000 shares authorized,
        2,771,435 and 2,812,435 (unaudited) shares issued and
        outstanding, respectively                                       9,012,679         9,091,348
    Additional paid-in capital                                            331,310           279,110
    Accumulated deficit                                                (1,832,337)       (1,724,964)
    Note receivable - stockholder                                         (52,200)            -
    Accumulated other comprehensive income (loss)                         192,755           (46,168)
                                                                    -------------     -------------
        Total stockholders' equity                                      7,652,207         7,599,326
                                                                    -------------     -------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                          $  11,160,833     $  11,483,539
                                                                    =============     =============


                   DIGITAL POWER CORPORATION AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                  FOR THE YEARS ENDED               FOR THE SIX MONTHS ENDED
                                                      DECEMBER 31,                          JUNE 30,
                                            ---------------------------------   ---------------------------------
                                                 1998              1999              1999              2000
                                            ---------------   ---------------   ---------------------------------
                                                                                 (unaudited)       (unaudited)

REVENUES                                    $  18,733,470     $  15,354,018     $   7,549,411     $   8,525,708
COST OF GOODS SOLD                             14,778,103        11,277,170         5,763,266         6,016,381
                                            -------------     -------------     -------------     -------------

    Gross margin                                3,955,367         4,076,848         1,786,145         2,509,327
                                            -------------     -------------     -------------     -------------

OPERATING EXPENSES:
    Research and development                    1,397,816           952,690           431,282           549,912
    Marketing and selling                       1,561,803         1,159,323           597,984           703,642
    General and administrative                  1,572,318         1,644,170           715,474           973,687
                                            -------------     -------------     -------------     -------------

        Total operating expenses                4,531,937         3,756,183         1,744,740         2,227,241
                                            -------------     -------------     -------------     -------------

INCOME (LOSS) FROM OPERATIONS                    (576,570)          320,665            41,405           282,086
                                            --------------    -------------     -------------     -------------

OTHER INCOME (EXPENSE):
    Interest income                                16,074            30,935             7,508             9,460
    Interest expense                             (236,968)         (178,343)          (98,888)          (50,784)
    Translation loss                              (37,771)           (6,236)           (6,260)           (4,957)
    Gain (loss) on disposal of assets               6,647           (16,830)             -                1,568
                                            -------------     --------------    -------------     -------------
        Other income (expense)                   (252,018)         (170,474)          (97,640)          (44,713)
                                            -------------     -------------     -------------     -------------

INCOME (LOSS) BEFORE INCOME TAXES                (828,588)          150,191           (56,235)          237,373

PROVISION   FOR  INCOME  TAX   (BENEFIT)
EXPENSE                                          (258,000)          123,000            38,800           130,000
                                            --------------    -------------     -------------     -------------

NET INCOME (LOSS)                           $    (570,588)    $      27,191     $     (95,035)    $     107,373
                                            ==============    =============     =============     =============

NET INCOME (LOSS) PER COMMON SHARE:
    Basic net income (loss) per share       $        (.21)    $          .01    $        (0.03)   $        0.04
                                            ==============    ==============    ===============   =============

    Diluted net income (loss) per           $        (.21)    $          .01    $        (0.03)   $        0.03
                                            ==============    ==============    ===============   =============
    share


       See accompanying notes to these consolidated financial statements.


                            DIGITAL POWER CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 1998 and 1999 and FOR THE SIX MONTHS ENDED JUNE 30, 2000 (unaudited)
                                                                                                      ACCUMULATED
                                  COMMON STOCK     ADDITIONAL                              NOTE          OTHER         TOTAL
                             ---------------------  PAID-IN   ACCUMULATED      ESOP     RECEIVALBE-  COMPREHENSIVE  STOCKHOLDERS'
                               SHARES     AMOUNT    CAPITAL     DEFICIT       SHARES    STOCKHOLDER  INCOME (LOSS)     EQUITY
                             ---------  ----------  --------  ------------  ----------  -----------  -------------  ------------

BALANCES, January 1, 1998    2,694,485  $8,856,489  $233,762  $(1,288,940)  $(325,423)  $    -       $196,828       $7,672,716

  Exercise of stock options     35,750      64,350      -            -           -           -           -              64,350

  Exercise of warrants           6,200      31,684      (684)        -           -           -           -              31,000

  Stock issued for legal
    settlement                  35,000      60,156      -            -           -           -           -              60,156

  Contribution to ESOP            -           -         -            -        140,504        -           -             140,504

  Compensation recognized
    upon issuance of
    warrants                      -           -       46,032         -           -           -           -              46,032

  Comprehensive loss:
    Net loss                      -           -         -        (570,588)       -           -           -                -
    Income tax  benefit
      arising  from
      the exercise of employee
      options  stock              -           -         -            -           -           -         38,366             -
    Foreign currency
       translation adjustment     -           -         -            -           -           -         36,234             -
    Total comprehensive loss      -           -         -            -           -           -           -            (495,988)
                                                                                                                      ---------
BALANCES, December 31, 1998  2,771,435   9,012,679   279,110   (1,859,528)   (184,919)       -        271,428        7,518,770

  Contribution to ESOP            -           -         -            -        184,919        -           -             184,919

   Note receivable for
     common stock                 -           -       52,200         -           -        (52,200)       -                -

                                   (Continued)


                             DIGITAL POWER CORPORATION AND SUBSIDIARIES

                           CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 1998 and 1999 and FOR THE SIX MONTHS ENDED JUNE 30, 2000(unaudited)
                                   (Continued)

                                                                                                      ACCUMULATED
                                  COMMON STOCK     ADDITIONAL                              NOTE          OTHER         TOTAL
                             ---------------------  PAID-IN   ACCUMULATED      ESOP     RECEIVALBE-  COMPREHENSIVE  STOCKHOLDERS'
                               SHARES     AMOUNT    CAPITAL     DEFICIT       SHARES    STOCKHOLDER  INCOME (LOSS)     EQUITY
                             ---------  ----------  --------  ------------  ----------  -----------  -------------  ------------
  Comprehensive income:
    Net income                    -     $     -     $   -     $    27,191   $    -      $    -       $   -          $     -
    Foreign currency
       translation adjustment     -           -         -            -           -           -        (78,673)            -
    Total comprehensive loss      -           -         -            -           -           -           -             (51,482)
                                                                                                                       --------

BALANCES, December 31, 1999  2,771,435   9,012,679   331,310   (1,832,337)       -        (52,200)    192,755        7,652,207

   Exercise of stock
     options (unaudited)        41,000      78,669   (52,200)        -           -         52,200        -              78,669

  Comprehensive loss:
    Net income (unaudited)        -           -         -         107,373        -           -           -                -
    Foreign currency
       translation adjustment
       (unaudited)                -           -         -            -           -           -       (238,923)            -
    Total comprehensive loss
      (unaudited)                 -           -         -            -           -           -           -            (131,550)
                             ---------  ----------  --------  ------------  ----------  -----------  -------------  ------------
BALANCES, June 30, 2000
  (unaudited)                2,812,435  $9,091,348  $279,110  $(1,724,964)  $    -      $    -       $(46,168)      $7,599,326
                             =========  ==========  ========  ============  ==========  ===========  =============  ============

              See accompanying notes to these consolidated financial statements.

                   DIGITAL POWER CORPORATION AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                FOR THE YEARS ENDED              FOR THE SIX MONTHS ENDED
                                                   DECEMBER 31,                          JUNE 30,
                                          --------------------------------   ---------------------------------
                                               1998             1999              1999             2000
                                          ---------------   --------------   ---------------  ----------------
                                                                               (unaudited)      (unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income (loss)                      $  (570,588)      $    27,191      $   (95,035)     $   107,373
   Adjustments to reconcile net
    income(loss) to net cash provided
    by (used in) operating activities:
      Depreciation and amortization           423,655           500,691          267,816          311,551
      (Gain) loss on disposal of assets        (6,647)           16,830             -              (1,568)

      Deferred income taxes                  (287,927)            8,813             -                -
      Warranty expense                        140,000          (110,000)            -             (17,915)

      Inventory  obsolescence reserve         230,000            30,000             -             (29,312)

      Contribution to ESOP                    140,504           184,919           46,003             -
      Bad debt expense                         50,000            35,547             -                 (31)

      Compensation cost recognized upon
        issuance of warrants                   46,033              -                -                -
      Income tax benefit related to
        exercise of stock options              38,366              -                -                -
      Foreign currency translation
        adjustment                             37,771             6,236            6,260            4,957
      Stock issued for legal settlement        60,156              -                -                -
   Changes in operating assets and
    liabilities:
      Accounts receivable                     614,453           711,411          426,025         (398,241)

      Income tax refund receivable           (392,646)          321,658          215,917           51,432
      Other receivables                       173,507             3,167          (48,945)         (25,659)

      Inventories                             434,597           303,259          454,976         (287,199)

      Prepaid expenses and deposits            50,455            20,671          (87,166)         (67,805)

      Accounts payable                     (1,950,562)          (50,685)         314,872          260,380
      Accrued liabilities                     743,896          (271,457)        (341,975)         186,568
      Other long-term liabilities              35,043           (10,043)          19,957          (25,000)
                                            ---------         ---------        ---------        ---------
        Net cash provided by operating
          activities                           10,066         1,728,208        1,178,705           69,531
                                            ---------         ---------        ---------        ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Acquisition of Gresham Power
    Electronics                            (3,370,293)             -                -                -
   Purchase of property and equipment        (156,707)         (168,042)         (37,234)        (140,609)

   Proceeds from sale of assets                26,414             6,146             -              34,482
                                            ---------         ---------        ---------        ---------

        Net cash used in investing
          activities                       (3,500,586)         (161,896)         (37,234)        (106,127)
                                            ---------         ---------        ---------        ---------


                                              (Continued)


                   DIGITAL POWER CORPORATION AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (Continued)




                                                FOR THE YEARS ENDED             FOR THE SIX MONTHS ENDED
                                                   DECEMBER 31,                         JUNE 30,
                                          --------------------------------   --------------------------------
                                               1998             1999              1999             2000
                                          ---------------   --------------   ---------------  ---------------
                                                                               (unaudited)      (unaudited)
CASH FLOWS FROM FINANCING ACTIVITIES:
    Proceeds from exercise of stock
      options and warrants                     95,350              -                -              78,669
    Principal payments on long-term
      debt                                   (140,504)         (184,919)         (46,002)            -
    Principal payments on capital
      lease obligations                        (7,310)          (72,537)         (19,637)         (17,048)
    Proceeds from notes payable             2,366,846              -                -                -
    Principal payments on notes payable      (160,000)       (1,266,846)        (677,209)            -
                                            ---------         ---------        ---------        ---------

        Net cash provided by (used in)
        financing activities                2,154,382        (1,524,302)        (742,848)          61,621
                                            ---------         ---------        ---------        ---------

EFFECT OF EXCHANGE RATE CHANGES ON CASH        (1,537)          (84,909)        (175,938)        (243,880)
                                            ---------         ---------        ---------        ---------

NET INCREASE (DECREASE) IN CASH AND
CASH EQUIVALENTS                           (1,337,675)          (42,899)         222,685         (218,855)

CASH AND CASH EQUIVALENTS, beginning
  of period                                 2,205,282           867,607          867,607          824,708
                                            ---------         ---------        ---------        ---------

CASH AND CASH EQUIVALENTS, end of
  period                                  $   867,607       $   824,708      $ 1,090,292      $   605,853
                                          ===========       ===========      ===========      ===========

SUPPLEMENTAL CASH FLOW INFORMATION:
    Cash payments for:
        Interest                          $     233,982     $     277,935    $    99,807      $    50,328
                                          =============     =============    ===========      ===========
        Income taxes                      $     289,872     $     117,494    $    36,997      $      -
                                          =============     =============    ===========      ===========

NON-CASH INVESTING AND FINANCING ACTIVITIES:
    Acquisition of equipment through
    capital leases                        $     166,396     $      19,720    $      -         $      -
                                          =============     =============    ===========      ===========

              See accompanying notes to these consolidated financial statements.

                   DIGITAL POWER CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           (Information Subsequent to December 31, 1999 is unaudited)

1    ORGANIZATION AND NATURE OF OPERATIONS:
     -------------------------------------

     Digital Power Corporation ("DPC"), a California corporation, and its wholly owned subsidiaries, Poder Digital, S.A. de C.V. ("PD"), located in Guadalajara, Mexico, and Digital Power Limited ("DPL"), located in the United Kingdom, are engaged in the design, manufacture and sale of switching power supplies. DPC, PD, and DPL are collectively referred to as the "Company".

2    SIGNIFICANT ACCOUNTING POLICIES:
     -------------------------------

     Principles of Consolidation - The consolidated financial statements include the accounts of DPC and its wholly owned subsidiaries, DP and DPL. All significant intercompany accounts and transactions have been eliminated in consolidation.

     Statements of Cash Flows - For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

     Inventories - Inventories are stated at the lower of cost (first-in, first-out) or market.

     Property and Equipment - Property and equipment are stated at cost. Depreciation of equipment and furniture is calculated using the straight-line method over the estimated useful lives (ranging from 5 to 10 years) of the respective assets. Leasehold improvements are amortized over the shorter of their estimated useful life or the term of the lease. The cost of normal maintenance and repairs is charged to operations as incurred. Material expenditures that increase the life of an asset are capitalized and depreciated over the estimated remaining useful life of the asset. The cost of fixed assets sold, or otherwise disposed of, and the related accumulated depreciation or amortization are removed from the accounts, and any resulting gains or losses are reflected in current operations.

     Excess of Purchase Price Over Net Assets Acquired - Excess of purchase price over net assets acquired ("Goodwill") represents the purchase price in excess of the fair value of the net assets of the acquired business and is being amortized using the straight-line method over its estimated useful life of ten years.

     Income Taxes - The Company accounts for income taxes under the liability method which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     Revenue Recognition - Sales revenue is recognized when the products are shipped to customers, including distributors. Customers receive a one or two-year product warranty and certain sales to distributors are subject to a limited right of return. At the same time sales revenue is recognized, the Company provides a reserve for estimated warranty costs and a reserve for estimated product returns.

                   DIGITAL POWER CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           (Information Subsequent to December 31, 1999 is unaudited)

     Research and Development Costs - Research and development costs are charged to operations in the period incurred.

     Foreign Currency Translation - Gains and losses from the effects of exchange rate fluctuations on transactions denominated in foreign currencies are included in the results of operations. Assets and liabilities of the Company's foreign subsidiaries are translated into U.S. dollars at year-end exchange rates. Income and expense items are translated at average exchange rates prevailing during the year. The resulting translation adjustment for DPL is recorded as a component of accumulated other comprehensive income, a component of stockholders equity. Because PD operates in a country with a highly inflationary economy, any translation adjustment related to PD is included in the results of operations.

     Earnings Per Share - Basic earnings per share excludes dilution and is computed by dividing income (loss) available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Common stock equivalents for the year ended December 31, 1998 were anti-dilutive and excluded from the earnings per share computation.

     Use of Estimates - The preparation of the Company's consolidated financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in these consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

     The Company's consolidated financial statements are based upon a number of significant estimates, including the allowance for doubtful accounts, technological obsolescence of inventories, the estimated useful lives selected for property and equipment and goodwill, realizability of deferred tax assets, allowance for sales returns, and warranty reserve. Due to the uncertainties inherent in the estimation process, it is at least reasonably possible that these estimates will be further revised in the near term and such revisions could be material.

     Impairment of Long-Lived Assets - In the event that facts and circumstances indicate that the cost of long lived assets may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset would be compared to the asset's carrying amount to determine if a write-down to market value or discounted cash flow value is required.

     Stock Based Compensation - The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB25) and related interpretations in accounting for its employee stock options. In accordance with FASB Statement No. 123 "Accounting for Stock-Based Compensation" (FASB123), the Company will disclose the impact of adopting the fair value accounting of employee stock options. Transactions in equity instruments with non-employees for goods or services have been accounted for using the fair value method as prescribed by FASB123.

     Concentrations of Credit Risk - Credit risk represents the accounting loss that would be recognized at the reporting date if counterparties failed completely to perform as contracted. Concentrations of credit risk (whether on or off balance sheet) that arise from financial instruments exist for groups of customers or counterparties when they have similar economic characteristics that would cause their ability to meet contractual obligations  to be  similarly  affected  by  changes in  economic  or other conditions described below. In accordance with FASB Statement No. 105, "Disclosure of Information about Financial Instruments with Off-Balance-Sheet Risk and Financial Instruments with Concentrations of Credit Risk," financial instruments that subject the Company to credit risk consist of cash balances maintained in excess of federal depository insurance limits and accounts and notes receivable, which have no collateral or security. See Note 13 for major customers.

     Fair Value of Financial Instruments - The estimated fair values for financial instruments under FAS No. 107, "Disclosures about Fair Value of Financial Instruments", are determined at discrete points in time based on relevant market information. These estimates involve uncertainties and cannot be determined with precision. The fair value of cash is based on its demand value, which is equal to its carrying value. The fair values of notes payable are based on borrowing rates that are available to the Company for loans with similar terms, collateral, and maturity. The estimated fair values of notes payable approximate their carrying values.

     Comprehensive Income - The Company has adopted the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (FASB130). FASB130 defines comprehensive income as all changes in stockholders' equity exclusive of transactions with owners, such as capital investments. Comprehensive income includes net income or loss and changes in certain assets and liabilities that are reported directly in equity, such as, translation adjustments on investments in foreign subsidiaries, difference in the recognition of compensation expense for books versus tax for employee stock options, and certain changes in minimum pension liabilities.

     Impact of Recently Issued Standards - In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities,"(FASB133). FASB133 requires that an entity recognize all derivatives as assets or liabilities in the statement of financial position and measure those instruments at fair value. This statement was amended by Statement of Financial Accounting Standards No. 137, issued in June 1999, such that it is effective for the Company's financial statements for the year ending December 31, 2001. The Company does not believe the adoption of FASB133 will have a material impact on assets, liabilities or equity. The Company has not yet determined the impact of FASB133 on the income statement or the impact on comprehensive income.

     In December 1999, the Securities and Exchange Commission (SEC) released Staff Accounting Bulletin 101 (SAB 101) "Revenue Recognition in Financial Statements". SAB 101 establishes guidelines in applying generally accepted accounting principles to the recognition of revenue in financial statements based on the following four criteria: persuasive evidence that an arrangement exists, delivery has occurred or services have been rendered, the seller's price to the buyer is fixed or determinable, and collectibility is reasonably assured. SAB 101, as amended by SAB 101A and SAB 101B, is effective no later than the fourth fiscal quarter of the fiscal years beginning after December 15, 1999, except that registrants with fiscal years that begin between December 16, 1999 and March 15, 2000, may report any resulting change in accounting principle no later than their second fiscal quarter of the fiscal year beginning after December 15, 1999. The Company does not believe that the adoption of SAB 101 will have a material effect on its financial position or result of operations.

                   DIGITAL POWER CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           (Information Subsequent to December 31, 1999 is unaudited)


     Interim Financial Information - The June 30, 1999 and 2000 financial statements have been prepared by the Company without audit. In the opinion of management, the accompanying financial statements contain all adjustments (consisting of only normal recurring accruals) necessary for a fair presentation of the Company's financial position as of June 30, 2000 and the results of operations and cash flows for the six months ended June 30, 1999 and 2000. The results of operations for the six month periods ended June 30, 2000 are not necessarily indicative of those that will be obtained for the entire fiscal year.

3.   INVENTORIES:
     -----------

     Inventories consists of the following as of:

                                              DECEMBER 31,         JUNE 30,
                                                 1999                2000
                                            ---------------    ---------------

          Raw materials                       $   4,017,991      $   4,346,713
          Work-in-process                           699,490            948,226
          Finished goods                            485,430            195,171
                                              -------------      -------------

          Allowance for obsolescence               (671,650)          (653,735)
                                              -------------      -------------
                                              $   4,531,261      $   4,836,375
                                              =============      =============

4.   PROPERTY AND EQUIPMENT:
     ----------------------

     Property and equipment consist of the following as of:

                                              DECEMBER 31,         JUNE 30,
                                                 1999                2000
                                            ---------------    ---------------
          Machinery and equipment             $   1,375,563      $   1,439,532
          Office equipment and furniture            838,311            856,070
          Leasehold improvements                    518,586            510,054
          Transportation equipment                  136,655            127,729
                                              -------------      -------------
                                                  2,869,115          2,933,385
                                              -------------      -------------
          Less:  Accumulated depreciation
                   and amortization              (1,645,978)        (1,771,603)
                                              -------------      -------------
                                              $   1,223,137      $   1,161,782
                                              =============      =============

                   DIGITAL POWER CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           (Information Subsequent to December 31, 1999 is unaudited)


5.   ACCRUED LIABILITIES:
     -------------------

        Accrued liabilities consist of the following as of:

                                                 DECEMBER 31,      JUNE 30,
                                                    1999             2000
                                              ---------------   ---------------

          Accrued payroll and benefits        $     176,167      $     243,994
          Accrued commissions and royalties          78,383             99,130
          Accrued warranty and product
            return expense                          272,782            211,643
          Income taxes payable                      207,358            190,443
          Accrued legal and professional fees       168,042            213,887
            Other                                   310,909            411,800
                                              -------------      -------------
                                              $   1,213,641      $   1,370,897
                                              =============      =============


6.   NOTES PAYABLE :
     -------------

     DPC has a $3,000,000 line of credit pursuant to a promissory note agreement. The line of credit agreement provides for borrowings up to 80% of eligible accounts receivable, plus 20% of inventory or $500,000, whichever is less, not to exceed a total of $3,000,000. Borrowing under this line of credit bears interest based upon an index equal to the lender's prime rate (totaling 8.50% at December 31, 1999), payable monthly with outstanding principal due on demand. If no demand is made, the outstanding principal and unpaid accrued interest is due September 15, 2001. At December 31, 1999 and June 30, 2000, the outstanding principal balance was $940,000. Under the terms of the agreement, the Company is required to maintain certain ratios and be in compliance with other covenants. At December 31, 1999 the Company was in compliance with all covenants.

     DPL has a $800,000 line of credit pursuant to a loan agreement. Borrowing under this line of credit bears interest at 2% per annum over the Bank's Base rate (totaling 9.5% at December 31, 1999), payable monthly with outstanding principal due on demand. If no demand is made, the outstanding principal and accrued interest is due March 31, 2001. The loan is collateralized by substantially all of the DPL's assets. At December 31, 1999 and June 30, 2000, no principal or accrued interest was outstanding. Under the terms of the agreement, if borrowings exist under this line of credit, the Company is required to maintain certain ratios and be in compliance with other covenants.

7.   CAPITAL LEASE OBLIGATIONS:
     -------------------------

     The Company leases certain equipment and vehicles under agreements classified as capital leases. The cost of assets under capital leases is $181,484 with accumulated depreciation amounts of $48,701 and $78,245 at December 31, 1999 and June 30, 2000, respectively.

                   DIGITAL POWER CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           (Information Subsequent to December 31, 1999 is unaudited)



     The future minimum lease payments, as of December 31, 1999, are as follows:

                            YEARS ENDING
                            DECEMBER 31,                      AMOUNT
                            ------------                   -------------
                                2000                         $ 48,732
                                2001                           43,412
                                2002                           27,792
                                2003                           13,896
                                                             --------
            Total future minimum lease payments               133,832
            Less amount representing interest                  (9,361)
                                                             --------
            Present value of net minimum lease payments       124,471
            Less Current portion                              (43,646)
                                                             --------
                                                             $ 80,825
                                                             ========


8.   PREFERRED STOCK:
     ---------------

     The preferred stock has one series authorized, 500,000 shares of Series A cumulative redeemable convertible preferred stock ("Series A"), and an additional 1,500,000 shares of preferred stock has been authorized, but the rights, preferences, privileges and restrictions on these shares has not been determined. DPC's Board of Directors is authorized to create new series of preferred stock and fix the number of shares as well as the rights, preferences, privileges and restrictions granted to or imposed upon any series of preferred stock.

9.   NOTE RECEIVABLE - STOCKHOLDER:
     -----------------------------

     At December 31, 1999, the Company had a note receivable in the amount of $52,200 due from a former employee received in consideration for the exercise of stock options. The note bears interest at 5% and was paid in full in February 2000.


10.  STOCK OPTIONS AND WARRANTS:
     --------------------------

     Stock Options - In May 1996, the Company adopted the 1996 Stock Option Plan covering 513,000 shares. Under the plan, the Company can issue either incentive or non-statutory stock options. The price of the options granted pursuant to the plan will not be less than 100% of the fair market value of the shares on the date of grant. The compensation committee of the board of directors will decide the vesting period of the options, if any, and no option will be exercisable after ten years from the date granted.

                   DIGITAL POWER CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           (Information Subsequent to December 31, 1999 is unaudited)


     The Company granted 100,000 non-qualified options to purchase the Company's stock to the president of the Company in each of the years ended December 31, 1997 and 1998, in accordance with his employment agreement. The exercise prices of $5.4375 and $6.6875 per share in 1997 and 1998, respectively, were equal to the fair market value on the dates of grant. Such options vested immediately and expire in 2007 and 2008, respectively. On November 5, 1998, these options were repriced to $2.3125, which was equal to the fair market value on that date.

     During the year ended December 31, 1999, the Company issued 100,000 non-qualified options to purchase the Company's stock to the president of the Company, in accordance with his employment agreement. The exercise price of $1.8750 per share was equal to the fair market value on the date of grant. Such options vested immediately and expire in 2009.

     During the six month period ended June 30, 2000, the Company issued 100,000 non-qualified options to purchase the Company's stock to the president of the Company, in accordance with his employment agreement. The exercise price of $1.5625 per share was equal to the fair market value on the date of grant. Such options vested immediately and expire in 2010.

     During the years ended December 31, 1998 and 1999, the Company granted non-qualified options under the 1998 plan of 60,000 and 30,000 options, respectively, to purchase the Company's stock to outside directors. The exercise prices range from $1.93 to $6.25 per share, which was equal to the fair value on the date of grant. The options vest after one year.

     In February 1998, the Company adopted the 1998 Stock Option Plan covering 240,000 shares. Under the plan, the Company can issue either incentive or non-qualified stock options. The exercise price of the options granted pursuant to the plan will not be less than 100% of the fair market value of the shares on the grant date. The compensation committee of the Board of Directors will determine the vesting period of the options, if any, and no options will be exercisable after ten years from the date of grant.

     During the year ended December 31, 1998, the Company granted 254,000 options to purchase the Company's stock under the 1996 Stock Option Plan to certain employees. The exercise prices range from $4.00 to $6.1250 per share, which was equal to the fair market value on the date of grant. The options vest over 5 years at 25% per year starting in the second year. On November 5, 1998, the options were repriced to the current fair market value of $2.3125 per share.

     During the year ended December 31, 1998, the Company granted 124,940 options to purchase the Company's stock under the 1998 Stock Option Plan to certain employees. The exercise price of the options is $6.25 per share, which was equal to the fair market value on the date of grant. The options vest over 5 years at 25% per year starting in the second year. On November 5, 1998, the options were repriced to the current fair market value of $2.3125 per share.

     During the year ended December 31, 1999, the Company granted 70,000 options to purchase the Company's stock under the 1996 Stock Option Plan to certain employees. The exercise prices range from $1.6875 to $2.00 per share, which was equal to the fair market value on the date of grant. The options vest over 5 years at 25% per year starting in the second year.

     During the year ended December 31, 1999, the Company granted 11,900 options to purchase the Company's stock under the 1998 Stock Option Plan to certain employees. The exercise prices of the

                   DIGITAL POWER CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           (Information Subsequent to December 31, 1999 is unaudited)


     options ranges from $1.5625 to $1.8750 per share, which was equal to the fair market value on the date of grant. The options vest over 5 years at 25% per year starting in the second year.

     During the period ended June 30, 2000, the Company granted 243,000 options to purchase the Company's stock under the 1998 Stock Option Plan to certain employees. The exercise price of the options rages from $1.5625 to $2.3750 per share which was equal to the fair market value on the date of grant. The options vest over 5 years at 25% per year starting in the second year.

     The following table sets forth activity for all options:

                                                                   AVERAGE
                                              NUMBER OF         EXERCISE PRICE
                                                SHARES            PER SHARE
                                            --------------    -----------------

        OUTSTANDING, January 1, 1998             652,900         $    2.41
                  Granted                        548,940              2.74
                  Forfeited                     (100,160)             2.85
                  Exercised                      (35,750)             1.80
                                               ---------         ---------

        OUTSTANDING, December 31, 1998         1,065,930              2.19
                  Granted                        211,900              1.90
                  Forfeited                     (194,200)             2.42
                                               ---------         ---------

        OUTSTANDING, December 31, 1999         1,083,630              2.09
                  Granted                        343,000              1.65
                  Forfeited                       (8,295)             2.11
                  Exercise                       (41,000)             1.92
                                               ---------         ---------

        OUTSTANDING, June 30, 2000             1,377,335         $    2.09
                                               ---------         ---------

     At December 31, 1999 and June 30, 2000, options to purchase 40,000 shares, with a weighted average exercise price of $6.06, were exercisable at prices ranging from $6.00 to $6.25 per share.

     At December 31, 1999 and June 30, 2000, options to purchase 1,043,630 and 1,337,335 shares, respectively, were outstanding with exercise prices ranging from $.50 to $2.31 per share, a weighted average exercise price of $1.94 and $1.97, and a weighted average remaining contractual life of 7.17 and 8.05 years, respectively. Of the outstanding options at June 30, 2000, 860,939 options were excisable at a weighted average exercise price of $1.95 with the remaining 476,396 unvested options exercisable as follows:

                   DIGITAL POWER CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           (Information Subsequent to December 31, 1999 is unaudited)


                                                                  WEIGHTED
                                             NUMBER OF             AVERAGE
           YEAR ENDING JUNE 30,                SHARES           EXERCISE PRICE
           --------------------          -----------------    -----------------
                         2000                  39,839                 $2.22
                         2001                 140,421                  2.23
                         2002                 146,318                  2.23
                         2003                  79,630                  2.18
                         2004                  70,188                  2.21
                                              -------                 -----
                                              476,396                 $2.22
                                              =======                 =====


     If not previously exercised the outstanding options, with a weighted average contractual life of 8.10 years will expire as follows:

                                                                  WEIGHTED
                                             NUMBER OF             AVERAGE
           YEAR ENDING JUNE 30,                SHARES           EXERCISE PRICE
           ------------------------      -----------------    -----------------
                      2003                    247,650                 $1.40
                      2006                    192,000                  2.07
                      2007                    106,000                  2.31
                      2008                    280,580                  2.53
                      2009                    343,105                  2.34
                      2010                    208,000                  2.37
                                            ---------                 -----
                                            1,377,335                 $2.09
                                            =========                 =====

     Warrants - In January 1998, the Company issued warrants to purchase 30,000 shares of common stock at $7.00 per share granted, to an investor relations firm for services provided. Compensation expense of $46,032 was recognized upon issuance of the warrants. The warrants are immediately exercisable and expire in January 2001.

     The following  represents all activity that took place for warrants issued:

     AVERAGE
                                             NUMBER OF          EXERCISE PRICE
                                               SHARES             PER SHARE
                                           -------------        --------------
     OUTSTANDING, January 1, 1998             814,290                 $5.02
              Granted                          30,000                  7.00
              Exercised                        (6,200)                 5.00
                                              -------                 -----

     OUTSTANDING, December 31, 1998           838,090                  5.09
                  Expired                    (643,090)                 5.00
                                              -------                 -----

     OUTSTANDING, December 31, 1999           195,000                  5.38
                  Expired                        -                       -
                                              -------                 -----

     OUTSTANDING, June 30, 2000               195,000                 $5.38
                                              =======                 =====

                   DIGITAL POWER CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           (Information Subsequent to December 31, 1999 is unaudited)



     As stated in Note 2, the Company has not adopted the fair value accounting prescribed by FASB123 for employees. Had compensation cost for stock options or warrants issued to employees been determined based on the fair value at grant date for awards in 1998 and 1999, consistent with the provisions of FASB123, the Company's net income (loss) and net income
     (loss) per share would have been reduced to the proforma amounts indicated below:


                                 DECEMBER 31,     DECEMBER 31,       JUNE 30,         JUNE 30,
                                     1998             1999             1999             2000
                                 ------------     ------------     ------------     ------------
                                                                    (unaudited)      (unaudited)

     Net loss                    $(1,472,681)     $  (326,681)     $  (161,221)    $    (58,727)
                                 ============     ============     ============     ============
     Net loss per common share:
       Basic and diluted             $ (0.54)         $ (0.12)         $ (0.06)         $ (0.02)
                                     ========         ========         ========         ========


     The fair value of each option or warrant was estimated on the date of grant using the using the Black-Scholes option pricing model using the following assumptions: average risk-free interest rates ranging from 4.6% to 5.6%, expected life of two years, dividend yield of 0%; and expected volatility ranging from 55.0% to 56.8%. The weighted-average fair value of the options on the grant date for the years ended December 31, 1998 and 1999 and the six months ended June 30, 1999 and 2000 was $2.74, $2.09, $2.31 and $1.79
     per share, respectively.

11.  NET INCOME (LOSS) PER COMMON SHARE:
     ----------------------------------

     The following represents the calculation of net income (loss) per common share:

                                            FOR THE YEARS ENDED            FOR THE SIX MONTHS ENDED
                                                 DECEMBER 31,                       JUNE 30,
                                             1998            1999            1999            2000
                                         ------------    ------------    ------------    ------------

        BASIC
        Net income (loss) applicable to
         common shareholders             $  (570,588)    $    27,191     $   (95,035)    $   107,373
                                         ============    ============    ============    ============
        Weighted average number of
         common shares                     2,726,631       2,771,435       2,771,435       2,794,550
                                         ============    ============    ============    ============
        Basic earnings (loss) per share  $     (0.21)    $      0.01     $     (0.03)    $      0.04
                                         ============    ============    ============    ============

        DILUTED
        Net income (loss) applicable to
         common shareholders             $  (570,588)    $    27,191     $   (95,035)    $   107,373
                                         ============    ============    ============    ============
        Weighted average number of
         common shares                     2,726,631       2,771,435       2,771,435       2,794,550


        Common stock equivalent shares
         representing shares issuable
         upon exercise of stock options         -             61,447            -            417,242

        Weighted average number of
         shares used in calculation of
         diluted income (loss) per share   2,726,631       2,832,882       2,771,435       3,211,792
                                         ============    ============    ============    ============

        Diluted earnings (loss) per
         share                           $     (0.21)    $      0.01     $     (0.03)    $      0.03
                                         ============    ============    ============    ============

       F19
                   DIGITAL POWER CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           (Information Subsequent to December 31, 1999 is unaudited)

12.  COMMITMENTS:
     -----------

     LEASES - The Company leases its office space in California, a manufacturing facility in Guadalajara, Mexico, and the facility and certain equipment in the UK under operating leases. The total future minimum lease payments, as of December 31, 1999, are as follows:

         YEARS ENDING DECEMBER 31,
                  2000                                 $   275,446
                  2001                                     154,643
                  2002                                     134,284
                  2003                                     129,242
                  2004                                     128,820
               Thereafter                                  611,895
                                                       -----------
                                                       $ 1,434,330
                                                       ===========

     Lease payments on the manufacturing facility in Mexico are to be made in Mexican Pesos. Lease payments on the facility and equipment in the UK are to be made in GB pound-sterling. The above schedule was prepared using the conversion rate in effect at December 31, 1999. Changes in the conversion rate will have an impact on the Company's required minimum payments and its operating results.

     Rent expense was $243,154 and $253,530 for the years ended December 31, 1998 and 1999, respectively. Rent expense was $166,132 and $160,557 for the six months ended June 30, 1999 and 2000, respectively.

     ROYALTY AGREEMENT - The Company had a royalty agreement with a third party on various products, and any derivatives from the base design of these products.

     In April 1998, the third party filed a lawsuit against the Company related to this agreement. This lawsuit was settled in September 1998. In exchange for the release of all future obligations under the royalty agreement, the Company agreed to pay $150,000 and issue 35,000 shares of common stock valued at $60,156. The shares were issued upon the close of the agreement. The $150,000 is due in installments through June 2000. As of December 31, 1999, the Company had paid $118,000 in installments with the remaining $32,000 being included in accrued liabilities. The remaining balance due was paid in full during the six months ended June 30, 2000.

     EMPLOYMENT AGREEMENT - The Company has an employment contract with its President/CEO that terminates on December 31, 2000. The contract provides for an automatic one-year renewal unless terminated by either the Company or the employee. Under the terms of the employment contract, he shall serve as president and chief executive officer of the Company for a salary of $200,000 per annum. In addition, pursuant to the contract, he shall have the right to receive on the first business day of each January during the term of his contract options to acquire 100,000 shares of Common Stock at the lower of market value per share as of such date or the average per share bid price for the first six months beginning from the date of grant of this option. Also, pursuant to the employment contract, in the event there is a change in control of the Company, the employee shall be paid, in one payment, the sum of six times the annual base salary for the year preceding the announcement of the change in control.

     Finally, pursuant to the employment contract, in the event of termination without cause, the employee shall receive in one lump sum an amount equal to three times the employees base salary for the year preceding the termination.

                   DIGITAL POWER CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           (Information Subsequent to December 31, 1999 is unaudited)

13.  MAJOR CUSTOMERS:
     ---------------

     The Company frequently sells large quantities of inventory to its customers. For the year ended December 31, 1998, two customers accounted for 13% and 10%, respectively, of the Company's net sales. For the year ended December 31, 1999, two customers each accounted for 11% of the Company's net sales. At December 31, 1999, approximately $417,000 or 15% of the Company's net accounts receivable were due from two customers.

14.  EMPLOYEE BENEFIT PLANS:
     ----------------------

     401(K) PROFIT SHARING PLAN - The Company has a 401(k) profit sharing plan (the "Plan") covering substantially all employees of DPC. Eligible employees may make voluntary contributions to the Plan, which are matched by the Company at a rate of $.25 for each $1.00 contributed, up to a maximum of six percent of eligible compensation. The Company can also make discretionary contributions. The Company made matching contributions to the Plan of $17,073, $11,400, $5,700 and $6,326 for years ended December 31,
     1998 and 1999 and for the six months ended June 30, 1999 and 2000, respectively. The Board of Directors of DPC elected not to make a discretionary contribution to the Plan for 1999 or 1998.

     The Company's subsidiary DPL, has a group personal pension plan covering substantially all of its employees. Eligible employees may make voluntary contributions to the plan. The Company will contribute 7% of the employees basic annual salary to the plan. Contributions are charged to operations as incurred. The Company made contributions totaling $50,145, $71,400, $ 25,073 and $35,700 to the plan for the years ended December 31, 1998 and 1999 and the six months ended June 30, 1999 and 2000, respectively.

     EMPLOYEE STOCK OWNERSHIP PLAN - The Company also has an employee stock ownership plan (the "ESOP") covering substantially all employees of DPC. The Company can make discretionary contributions of cash or company stock (as defined in the ESOP plan document) up to deductible limits prescribed by the Internal Revenue Code.

     Effective June 13, 1996, the ESOP obtained a $500,000 loan guaranteed by the Company for the purpose of acquiring common stock of the Company from existing stockholders. The loan bore interest at 8.5% per annum and required monthly payments of principal and interest of $8,852 through June 2001. Immediately upon the funding of the loan, the ESOP purchased approximately 154,000 shares of the Company's common stock from existing shareholders. The Company was required to contribute amounts to the plan to sufficiently cover the debt payments. Contributions to the plan in 1998 and 1999 were $165,971 and $184,919, respectively. As of December 31, 1999, the Company has repaid the loan.

                   DIGITAL POWER CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           (Information Subsequent to December 31, 1999 is unaudited)


15.  INCOME TAXES:
     ------------

     Income tax expense (benefit) is comprised of the following:

                                                  FOR THE YEARS ENDED
                                                         DECEMBER
                                           ------------------------------------
                                                  1998              1999
                                           -----------------  -----------------
               Current
                  Federal                     $  (32,000)       $  (28,000)
                  State                          (60,000)            1,000
                  Foreign                        121,000           143,000
                                              ----------        ----------
                                                  29,000           116,000
                                              ----------        ----------

               Deferred
                  Federal                       (234,000)            2,000
                  State                          (53,000)            5,000
                  Foreign                           -                 -
                                                (287,000)            7,000
                                              ----------        ----------

                                              $ (258,000)       $  123,000
                                              ==========        ==========

     The components of the net deferred tax asset and liability recognized as of December 31, 1999 are as follows:

       Current deferred tax assets (liabilities):
           Accounts  receivable,  principally due
             to allowance for doubtful accounts                    $  84,294
           Compensated  absences,  principally  due
             to accrual for financial reporting purposes              28,113
           Accrued commissions                                        14,725
           Inventory reserve                                         204,714
           Warranty reserve                                           78,273
           Stock rotation liability                                   24,084
           Accrued settlement                                         12,845
           Accrued other                                              10,404
           Book compensation for stock options                        79,038
           Effect of change in tax accounting method                (109,599)
           UNICAP                                                     23,896
           State taxes                                                   272
                                                                   ---------
                                                                     451,059
                      Valuation allowance                            (90,923)
                                                                   ---------
                      Net current deferred tax asset               $ 360,136
                                                                   =========

       Long-term deferred tax assets (liabilities):
           Net operating loss carryforwards                            7,667
           Depreciation                                              (17,011)
                                                                   ---------
                      Net long-term deferred tax liability         $  (9,344)
                                                                   =========

     Total income tax expense differed from the amounts computed by applying the U.S. federal statutory tax rates to pre-tax income as follows:

                                                                  FOR THE YEARS ENDED
                                                                      DECEMBER 31,
                                                         ------------------------------------
                                                               1998               1999
                                                         -----------------  -----------------
       Total  expense  (benefit)  computed by applying
         the U.S. statutory rate                              (34.0)%             34.0%
       Permanent differences                                      .8               2.3
       State income taxes                                      (13.5)              3.8
       Tax effect resulting from foreign activities              7.4              41.5
       Change in valuation allowance                            10.8                -
       Change in beginning balance of deferred asset            (8.2)               -
       Effect of IRS examination                                 5.4                -
       Other                                                      .6                -
                                                                -----             -----
                                                               (30.7%)            81.6%
                                                                =====             =====



16.  ACCUMULATED OTHER COMPREHENSIVE INCOME BALANCES:
     -----------------------------------------------

     Accumulated other comprehensive income consists of the following as of June 30, 2000:

                                                                                     Total
                                                               Compensation       Accumulated
                                               Foreign          related to           Other
                                               Currency         exercise of      Comprehensive
                                             Translation       stock options         Income
                                            -------------     --------------    ---------------
        Balance January 1, 1998               $    -            $   196,828       $   196,828
        Current-period change                    36,234              38,366            74,600
                                              ---------         -----------       -----------

        Balance December 31, 1998                36,234             235,194           271,428
        Current-period change                   (78,673)               -              (78,673)
                                              ---------         -----------       -----------

        Balance December 31, 1999               (42,439)            235,194           192,755
        Current period change                  (238,923)               -             (238,923)
                                              ---------         -----------       -----------

        Balance, June 30, 2000                $(281,362)        $   235,194       $   (46,168)
                                              =========         ===========       ===========


                   DIGITAL POWER CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           (Information Subsequent to December 31, 1999 is unaudited)


17.  SEGMENT REPORTING:
     -----------------

     The Company has identified its segments based upon its geographic operations. These segments are represented by each of the Company's individual legal entities: DPC, PD and DPL. Segment operations are measured consistent with accounting policies used in these consolidated financial statements. Segment information is as follows:



                                                      December 31, 1998
                                                      -----------------

                                 DPC             PD             DPL        Eliminations       Totals
                            -------------- --------------- --------------- --------------  --------------

        Revenues            $  11,681,979  $      49,450   $   7,002,041   $        -      $  18,733,470
                            =============  =============   =============   =============   =============
        Intersegment
         Revenues           $      94,223  $   2,541,720   $        -      $  (2,635,943)  $        -
                            =============  =============   =============   =============   =============
        Interest Income
                            $     114,686  $        -      $        -      $     (98,612)  $      16,074
                            =============  =============   =============   =============   =============
        Interest Expense
                            $     163,344  $       3,867   $     168,369   $     (98,612)  $     236,968
                            =============  =============   =============   =============   =============
        Depreciation and
         Amortization       $     164,548  $      26,780   $     232,327   $        -      $     423,655
                            =============  =============   =============   =============   =============
        Income Tax
         (Benefit)          $    (378,983) $        -      $     120,983   $        -      $    (258,000)
                            =============  =============   =============   =============   =============

        Net (loss)          $    (634,896) $     (52,312)  $     116,620   $        -      $    (570,588)
                            =============  =============   =============   =============   =============

        Expenditures for
         Segment Assets     $      34,182  $      76,185   $     212,736   $        -      $     323,103
                            =============  =============   =============   =============   =============

        Segment Assets      $  10,999,046  $     602,425   $   5,501,699   $  (4,112,351)  $  12,990,819
                            =============  =============   =============   =============   =============


                   DIGITAL POWER CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           (Information Subsequent to December 31, 1999 is unaudited)


                                                   December 31, 1999
                                                   -----------------

                                 DPC             PD             DPL        Eliminations       Totals
                            -------------- --------------- --------------- --------------  --------------

        Revenues            $   8,864,412  $      19,989   $   6,469,617   $               $  15,354,018
                            =============  =============   =============   =============   =============
        Intersegment
         Revenues           $     221,138  $   2,150,000   $        -      $  (2,371,138)  $        -
                            =============  =============   =============   =============   =============
        Interest Income
                            $     128,106  $       3,806   $      12,936   $    (113,913)  $      30,935
                            =============  =============   =============   =============   =============
        Interest Expense
                            $     130,173  $       7,098   $     154,985   $    (113,913)  $     178,343
                            =============  =============   =============   =============   =============
        Depreciation and
         Amortization
                            $     161,489  $      49,358   $     289,844   $        -      $     500,691
                            =============  =============   =============   =============   =============
        Income Tax
         Expense            $     (20,000) $        -      $     143,000   $        -      $     123,000
                            ============== =============   =============   =============   =============

        Net Income          $     (67,139) $     (76,673)  $     171,003   $        -      $      27,191
                            ============== ==============  =============   =============   =============

        Expenditures for
         Segment Assets     $      42,281  $      51,687   $      93,794   $        -      $     187,762
                            =============  =============   =============   =============   =============

        Segment Assets      $   9,251,925  $     829,095   $   4,924,991   $  (3,845,178)  $  11,160,833
                            =============  =============   =============   =============   =============


                   DIGITAL POWER CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           (Information Subsequent to December 31, 1999 is unaudited)

                                                June 30, 1999
                                                -------------

                              DPC             PD             DPL        Eliminations       Totals
                         -------------- --------------- --------------- --------------  --------------

    Revenues             $   4,433,281  $       9,652   $   3,106,478   $        -      $   7,549,411
                         =============  =============   =============   =============   =============
    Intersegment
      Revenues           $     100,910  $   1,040,449   $        -      $  (1,141,359)  $        -
                         =============  =============   =============   =============   =============

    Interest Income      $      62,398  $       1,599   $        -      $     (56,489)  $       7,508
                         =============  =============   =============   =============   =============

    Interest Expense     $      68,180  $       3,189   $      84,008   $     (56,489)  $      98,888
                         =============  =============   =============   =============   =============
    Depreciation and
      Amortization       $      74,576  $      10,266   $     182,974   $        -      $     267,816
                         =============  =============   =============   =============   =============
    Income Tax Expense
      (Benefit)          $        -     $        -      $      38,800   $        -      $      38,800
                         =============  =============   =============   =============   =============

    Net (loss)           $     (95,169) $     (16,224)  $      16,358   $        -      $     (95,035)
                         ============== =============   =============   =============   =============

    Expenditures for
      Segment Assets     $      10,549  $        -      $      26,685   $        -      $      37,234
                         =============  =============   =============   =============   =============

    Segment Assets       $  11,093,732  $     574,944   $   4,627,027   $  (4,273,592)  $  12,022,111
                         =============  =============   =============   =============   =============

                   DIGITAL POWER CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           (Information Subsequent to December 31, 1999 is unaudited)



                                            June 30, 2000

                                            -------------

                              DPC             PD             DPL        Eliminations       Totals
                         -------------- --------------- --------------- --------------  --------------

    Revenues             $   5,772,572  $      10,004   $   2,743,132   $        -      $   8,525,708
                         =============  =============   =============   =============   =============
    Intersegment
      Revenues           $     266,392  $   1,141,880   $        -      $  (1,408,272)  $        -
                         =============  =============   =============   =============   =============

    Interest Income      $      58,923  $       1,064   $       6,273   $     (56,800)  $       9,460
                         =============  =============   =============   =============   =============

    Interest Expense     $      43,254  $       1,256   $      63,074   $     (56,800)  $      50,784
                         =============  =============   =============   =============   =============
    Depreciation and
      Amortization       $      79,072  $      26,348   $     206,131   $        -      $     311,551
                         =============  =============   =============   =============   =============
    Income Tax Expense
      (Benefit)          $     130,000  $        -      $        -      $        -      $     130,000
                         =============  =============   =============   =============   =============

    Net income (loss)    $     191,997  $       3,545   $     (88,169)  $        -      $     107,373
                         =============  =============   =============   =============   =============

    Expenditures for
      Segment Assets     $      97,138  $      17,124   $      26,347   $       -       $     140,609
                         =============  =============   =============   =============   =============

    Segment Assets       $  11,080,046  $     827,699   $   4,461,134      (4,885,340)  $  11,483,539
                         =============  =============   =============   =============   =============


                                     Part II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24.  Indemnification of Directors and Officers

     Sections 204 and 317 of the California Corporations Code ("Corporations Code") permit indemnification of directors, officers, and employees of corporations under certain conditions subject to certain limitations. Article IV of the our Amended and Restated Articles of Incorporation ("Articles") provides that the liability of the directors for monetary damages shall be eliminated to the fullest extent permissible under California Law. Article V of the our Articles states that the we may provide indemnification of its agents, including its officers and directors, for breach of duty to Digital Power in excess of the indemnification otherwise permitted by Section 317 of the Corporations Code, subject to the limits set forth in Section 204 of the Corporations Code. Article VI of the Bylaws provides that the we shall, to the maximum extent and in the manner permitted in the Corporations Code, indemnify each of its agents, including its officers and directors, against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with any proceeding arising by reason of the fact any such person is or was our agent.

     Pursuant to Section 317 of the Corporations Code, we are empowered to indemnify any person who was or is a party or is threatened to be made a party to any proceeding (other than an action by or in the right of the company to procure a judgment in its favor) by reason of the fact that such person is or was an officer, director, employee, or other agent of ours or our subsidiaries, against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with such proceeding, if such person acted in good faith and in a manner such person reasonably believed to be in our best interests and, in the case of a criminal proceeding, has no reasonable cause to believe the conduct of such person was unlawful. In addition, we may indemnify, subject to certain exceptions, any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action by or in the right of the company to procure a judgment in its favor by reason of the fact that such person is or was an officer, director, employee, or other agent of the Digital Power or its subsidiaries, against expenses actually and reasonably incurred by such person in connection with the defense or settlement of such action if such person acted in good faith and in a manner such person believed to be in the best interest of the company and its shareholders. We may advance expenses incurred in defending any proceeding prior to final disposition upon receipt of an undertaking by the agent to repay that amount if it shall be determined that the agent is not entitled to indemnification as authorized by
Section 317. In addition,  we are permitted to indemnify its agents in excess of
Section 317.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the company pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 25.  Other Expenses of Issuance and Distribution.

     The following table sets forth the costs and expenses payable in connection with the issuance and distribution of the securities being registered hereunder. No expenses shall be borne by the Selling Shareholders except for commissions and expenses related to the sale of their shares. All of the amounts shown are estimates, except for the SEC and NASD registration fees.

                      SEC registration fee                  *      100
                      AMEX registration fee                 *      500
                      Accounting fees and expenses          *   10,000
                      Legal fees and expenses               *   10,000
                      Transfer agent and registrar fees            500
                      Fees and expenses for qualification
                      Miscellaneous                         *    1,000
                                                            ==========
                             TOTAL                          $   22,100

*Estimated

Item 26.  Recent Sales of Unregistered Securities

     On January 1, 1998, we issued warrants to purchase 30,000 shares of common stock at $7.00 per share to C.C.R.I. for investment relation services. The Company believes that C.C.R.I. is a sophisticated investor and the issuance was exempt from registration under Section 4(2) of the 1933 Act. No commissions were paid.
     On October 25, 2000, we issued 5,000 shares of common stock and warrants to purchase 60,000 shares of common stock at $3.88 per share to C.C.R.I. and Donner Corp. International for investment relation services. The Company believes that C.C.R.I. and Donner Corp. International are sophisticated investors and the issuances were exempt from registration under Section 4(2) of the 1933 Act. No commissions were paid.

Item 27.  Exhibits

3.1     Amended and Restated Articles of Incorporation of Digital Power
           Corporation(1)
3.2     Amendment to Articles of Incorporation(1)
3.3     Bylaws of Digital Power Corporation(1)
4.1     Specimen Common Stock Certificate(2)
4.2     Specimen Warrant(1)
4.3     Representative's Warrant(1)
5.1     Opinion of Bartel Eng Linn & Schroder re Legality*
10.1    Revolving Credit Facility with San Jose National Bank(1)
10.2    KDK Contract(1)
10.3    Agreement with Fortron/Source Corp.(1)
10.4    Employment Agreement With Robert O. Smith(2)
10.5    1997 Stock Option Plan(1)
10.6    Gresham Power Asset Purchase Agreement(3)
10.7    1998 Stock Option Plan
10.8    Technology Transfer Agreement with KDK Electronics(4)
10.9    Loan Commitment and Letter Agreement(5)

10.10   Promissory Note(5)
10.11   Employment Agreement with Robert O. Smith(6)
21.1 The Company's subsidiaries consist of Poder Digital S.A. de C.V., a corporation formed under the laws of Mexico, and Digital Power Limited, a corporation formed under the laws of the United Kingdom.
23.1    Consent of Hein & Associates LLP
23.2    Consent of Bartel Eng Linn & Schroder is contained in Exhibit 5.1*
27.1    Financial Data Schedule

(1) Previously filed with the Commission on October 16, 1996, to the Company's Registration Statement on Form SB-2.
(2) Previously filed with the Commission on December 3, 1996, to the Company's Pre-Effective Amendment No. 1 to Registration Statement on Form SB-2.
(3) Previously filed with the Commission on February 2, 1998, to the Company's Form 8-K.
(4) Previously filed with the Commission with its Form 10-QSB for the quarter ended September 30, 1998.
(5) Previously filed with the Commission with its Form 10-KSB for the year ended December 31, 1998.
(6) Previously filed with the Commission with its Form 10-KSB for the year ended December 31, 1999.

* To be filed by amendment.

Item 28.  Undertakings

     We hereby undertake that:

     (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497 (h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

     (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     We hereby undertake that we will:

     (1) File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

         (i) Include any prospectus required by section 10(a)(3) of the Securities Act;

         (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement.
                Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

         (iii) Include any additional or changed material information on the plan of distribution.

     (2) For determining liability under the Securities Act, treat each post effective amendment as a new registration statement of the securities offered and the offering of the securities at that time to be the initial bona fide offering.

     (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

                                    SIGNATURE

     In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing this registration statement on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fremont, California on November , 2000.

                                                DIGITAL POWER CORPORATION,
                                                a California Corporation


                                                /s/ Robert O. Smith
                                                ------------------------------
                                                Robert O. Smith,
                                                Chief Executive Officer


     In accordance with to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates stated.

Signatures                                          Date
----------                                          ----

/s/ Robert O. Smith                                 October 31, 2000
----------------------------------------
Robert O. Smith, Chief Executive Officer
(Principal Executive Officer)


/s/ Philip G. Swany                                 October 31, 2000
----------------------------------------
Philip G. Swany, Chief Financial Officer
(Principal Accounting and
Financial Officer)


/s/ Robert J. Boschert                              October 15, 2000
----------------------------------------
Robert J. Boschert, Director


/s/ Scott C. McDonald                               November 8, 2000
----------------------------------------
Scott C. McDonald, Director


/s/ Thomas W. O'Neil, Jr.                           November 8, 2000
----------------------------------------
Thomas W. O'Neil, Jr., Director


/s/ Chris Schofield                                 September 12, 2000
----------------------------------------
Chris Schofield, Director

              CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


     We hereby consent to the use in this Registration Statement on Form SB-2 of our report dated March 15, 2000, relating to the consolidated financial statements of Digital Power Corporation and subsidiary. We also consent to the reference to our firm under the caption "Experts" in the Prospectus.




/s/ Hein + Associates LLP

Hein + Associates LLP
Certified Public Accountants

Orange, California
November 8, 2000